SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2016.

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016

BALANCE SHEETS AS OF

DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

Stated in thousands of pesos

ASSETS:	12.31.16	12.31.15

A. CASH AND DUE FROM BANKS:
Cash	14,176,412	5,067,105
Due from banks and correspondents	33,894,586	22,875,512

Argentine Central Bank (BCRA)	31,230,217	22,559,675
Other local	694	1,094
Foreign	2,663,675	314,743

	48,070,998	27,942,617

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	4,274,229	3,220,093
Holdings booked at amortized cost (Exhibit A)	904,089	164
Instruments issued by the BCRA (Exhibit A)	7,375,103	11,086,580
Investments in listed private securities (Exhibit A)	49	174

Less: Allowances (Exhibit J)	213	212

	12,553,257	14,306,799

C. LOANS:
To government sector (Exhibits B, C and D)	98,819	66,799

To financial sector (Exhibits B, C and D)	3,703,085	2,268,418

Interfinancial – (Call granted)	725,585	75,000
Other financing to local financial institutions	2,762,202	1,877,417
Interest and listed-price differences accrued and pending collection	215,298	316,001

To non financial private sector and residents abroad (Exhibits B, C and D)	73,751,889	53,738,986

Overdraft	9,546,565	6,739,426
Discounted instruments	10,896,722	9,559,666
Real estate mortgage	1,889,443	2,122,955
Collateral Loans	2,916,652	2,598,855
Consumer	9,368,939	7,343,932
Credit cards	22,520,843	18,322,958
Other (Note 5.a.)	15,838,284	6,397,281
Interest and listed-price differences accrued and pending collection	1,103,787	870,278
Less: Interest documented together with main obligation	329,346	216,365

Less: Allowances (Exhibit J)	1,573,590	1,079,625

	75,980,203	54,994,578

Carried Forward	136,604,458	97,243,994

Brought forward	136,604,458	97,243,994

	12-31-16	12-31-15

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	928,612	926,177
Amounts receivable for spot and forward sales to be settled	204,296	1,108,744
Instruments to be received for spot and forward purchases to be settled (Exhibits O)	485,109	1,117,655
Unlisted corporate bonds (Exhibits B. C and D)	325,925	200,894
Non-deliverable forward transactions balances to be settled	35,894	25,895
Other receivables not covered by debtor classification regulations	12,156	—,—
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	409,395	309,965

Less: Allowances (Exhibit J)	5,074	3,789

	2,396,313	3,685,541

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	1,968,270	2,334,770
Interest accrued pending collection (Exhibits B. C and D)	24,645	27,937

Less: Allowances (Exhibit J)	27,187	28,414

	1,965,728	2,334,293

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	924,382	577,669
Other (Note 5.b.) (Exhibit E)	410,171	293,670

Less: Allowances (Exhibit J)	5	5

	1,334,548	871,334

G. OTHER RECEIVABLES:
Other (Note 5.c.)	2,997,513	2,687,542
Other interest accrued and pending collection	1,219	671

Less: Allowances (Exhibit J)	614,105	323,721

	2,384,627	2,364,492

H. PREMISES AND EQUIPMENT (Exhibit F):	3,182,727	1,101,450

I. OTHER ASSETS (Exhibit F):	878,104	1,520,626

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	3,476	—,—
Organization and development expenses	312,161	236,598

	315,637	236,598

K. SUSPENSE ITEMS:	11,229	7,645

TOTAL ASSETS:	149,073,371	109,365,973

(Cont.)

LIABILITIES:	12.31.16	12.31.15

L. DEPOSITS (Exhibits H and I):
Government sector	2,640,909	3,116,576

Financial sector	247,891	94,643

Non financial private sector and residents abroad	111,763,305	73,581,244

Checking accounts	19,896,819	18,197,517
Savings deposits	42,591,055	22,466,792
Time deposits	35,133,599	31,101,100
Investments accounts	85,194	34,807
Other	13,429,450	1,271,170
Interest and listed-price differences accrued payable	627,188	509,858

	114,652,105	76,792,463

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	31,970	49,042

Other	31,970	49,042

Banks and International Institutions (Exhibit I)	636,153	1,386,931
Unsubordinated corporate bonds (Exhibit I)	1,746,166	1,734,024
Amounts payable for spot and forward purchases to be settled	325,111	1,112,631
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	402,153	1,237,890
Financing received from Argentine financial institutions (Exhibit I)	—,—	43,139
Other financing from local financial institutions	—,—	43,000
Interest accrued payable	—,—	139
Non-deliverable forward transactions balances to be settled	6,354	1,116,953
Other (Note 5.d.) (Exhibit I)	8,782,285	7,566,082
Interest and listed-price differences accrued payable (Exhibit I)	59,948	78,111

	11,990,140	14,324,803

N. OTHER LIABILITIES:
Dividends payable	—,—	400,000
Other (Note 5.e.)	4,584,690	3,099,770

	4,584,690	3,499,770

O. ALLOWANCES (Exhibit J):	1,342,954	986,030

P. SUSPENSE ITEMS:	43,447	46,544

TOTAL LIABILITIES:	132,613,336	95,649,610

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	16,460,035	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	149,073,371	109,365,973

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

DEBIT ACCOUNTS

Contingent
Guaranties received	22,489,359	16,925,557
Contra contingent debit accounts	1,104,103	1,558,329

	23,593,462	18,483,886

Control
Receivables classified as irrecoverable	826,967	690,936
Other (Note 5.f.)	232,449,657	116,961,962
Contra control debit accounts	1,686,184	2,524,692

	234,962,808	120,177,590

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	2,623,708	5,809,784
Interest rate swap	2,251,362	963,368
Contra derivatives debit accounts	3,186,904	5,843,638

	8,061,974	12,616,790

TOTAL	266,618,244	151,278,266

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	176,296	327,251
Guaranties provided to the BCRA	227,946	102,603
Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	264,058	342,972
Other guaranties given non covered by debtor classification regulations	87,776	273,808
Other covered by debtor classification regulations (Exhibits B, C and D)	348,027	511,695
Contra contingent credit accounts	22,489,359	16,925,557

	23,593,462	18,483,886

Control
Items to be credited	1,436,763	1,369,765
Other	249,421	1,154,927
Contra control credit accounts	233,276,624	117,652,898

	234,962,808	120,177,590

Derivatives (Exhibit O)
“Notional” amount of non-deliverable forward transactions	3,186,904	5,843,638
Contra credit derivatives accounts	4,875,070	6,773,152

	8,061,974	12,616,790

TOTAL	266,618,244	151,278,266

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

A. FINANCIAL INCOME
Interest on loans to the financial sector	634,541	552,154

Interest on overdraft	3,416,893	2,195,640

Interest on discontinued instruments	2,065,673	1,440,128

Interest on real estate mortgage	395,024	323,896

Interest on collateral loans	607,838	463,026

Interest on credit card loans	4,021,446	2,817,236

Interest on other loans	4,062,873	3,245,012

Interest on other receivables from financial transactions	830	246

Interest on financial leases	422,605	386,407

Income from secured loans - Decree 1387/01	36,430	15,680

Income from government and private securities	4,002,298	3,525,808

Indexation by benchmark stabilization coefficient (CER)	576,363	188,906

Gold and foreign currency exchange difference	1,395,275	369,156

Other	528,964	686,074

	22,167,053	16,209,369

B. FINANCIAL EXPENSE
Interest on savings deposits	33,505	22,682

Interest on time deposits	7,665,489	5,151,393

Interest on interfinancial financing (call borrowed)	40,891	22,526

Interest on other financing from financial institutions	986	3

Interest on other liabilities from financial transactions	528,978	440,431

Other interest	3,916	6,198

Indexation by CER	444	61

Contribution to the deposit guarantee fund	240,360	392,127

Other	1,456,631	926,625

	9,971,200	6,962,046

GROSS INTERMEDIATION MARGIN - GAIN	12,195,853	9,247,323

C. ALLOWANCES FOR LOAN LOSSES	1,023,044	627,854

Carried Forward	11,172,809	8,619,469

Brought forward	11,172,809	8,619,469

	12.31.16	12.31.15

D. SERVICE CHARGE INCOME
Related to lending transactions	3,354,812	2,299,643
Related to liability transactions	2,580,942	1,992,077
Other commissions	292,598	196,838
Other (Nota 5.g.)	1,422,327	1,130,442

	7,650,679	5,619,000

E. SERVICE CHARGE EXPENSE
Commissions	3,011,330	1,815,343
Other (Note 5.h)	859,422	559,643

	3,870,752	2,374,986

F. ADMINISTRATIVE EXPENSES
Payroll expenses	5,490,100	3,728,132
Free to bank Directors and Supervisory Comittee	7,851	5,944
Others profesional Fees	125,380	91,441
Advertising and publicity	372,982	240,061
Taxes	896,229	666,673
Fixed assets depreciation	245,584	199,141
Organizational expenses amortization	78,326	66,717
Other operating expenses	1,279,660	914,642
Others	930,133	620,784

	9,426,245	6,533,535

NET GAIN FROM FINANCIAL TRANSACTIONS	5,526,491	5,329,948

G. OTHER INCOME
Income from long-term investments	450,703	427,285
Punitive interests	37,213	29,920
Loans recovered and reversals of allowances	229,164	142,890
Other (Note 5.i.)	688,442	232,521

	1,405,522	832,616

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	1,701	32
Charge for uncollectibility of other receivables and other allowances	869,265	346,838
Amortization of difference arising from judicial resolutions	7,923	6,615
Depreciation and losses from miscellaneous assets	329	365
Amortization of Goodwill	120	—,—
Other (Note 5.j)	170,703	163,227

	1,050,041	517,077

NET GAIN BEFORE INCOME TAX	5,881,972	5,645,487

I. INCOME TAX (Note 4.1)	2,238,300	1,861,000

NET INCOME FOR THE FISCAL YEAR	3,643,672	3,784,487

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	2016							2015
		Non capitalized contributions		Retained earnings
MOVEMENTS	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Other	Unappropriated earnings	TOTAL	TOTAL

1. Balance at beginning of fiscal year	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363	10,331,876

2. Stockholders’ Meeting held on April 26, 2016 and April 7, 2015
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(900,000)	(900,000)	(400,000)
- Legal Reserve	—,—	—,—	—,—	756,897	—,—	(756,897)	—,—	—,—
- Voluntary reserve for future distributions of income	—,—	—,—	—,—	—,—	2,127,590	(2,127,590)	—,—	—,—

3. Net income for the fiscal year	—,—	—,—	—,—	—,—	—,—	3,643,672	3,643,672	3,784,487

4. Balance at the end of the fiscal year	536,878	182,511	312,979	3,298,517	8,485,478	3,643,672	16,460,035	13,716,363

(1)	Adjustments to stockolders’ equity refer to Adjustment to Capital Stock.

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

CHANGES IN CASH AND CASH EQUIVALENTS	12.31.16	12.31.15

Cash and cash equivelents at the beginning of the fiscal year	28,459,917 (1)	13,051,491 (1)
Cash and cash equivelents at the end of the fiscal year	49,775,998 (1)	28,459,917 (1)

Net increase in cash and cash equivelents	21,316,081	15,408,426

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections from:
-Government and private securities	5,755,840	791,071
- Loans	(2,657,044)	(2,536,581)

to financial sector	(347,670)	(239,210)
al non-financial public sector	37	(67)
al non-financial private sector and residents abroad	(2,309,411)	(2,297,304)
- Other receivables from financial transactions	(249,332)	(620,185)
- Receivables from financial leases	368,565	(341,424)
- Deposits	28,398,930	18,846,611

to financial sector	153,248	17,161
to non-financial public sector	(510,870)	2,100,601
to non-financial private sector and residents abroad	28,756,552	16,728,849
- Other liabilities from financial transactions	(35,316)	4,709,738

Financing from financial or interfinancial sector (call borrowed)	(43,000)	43,000
Others (except liabilities included in Financing Activities)	7,684	4,666,738
Collections related to service charge income	7,653,163	5,624,710
Payments related to service charge expense	(3,859,183)	(2,377,617)
Administrative expenses paid	(8,820,901)	(6,125,113)
Organizational and development expenses paid	(161,812)	(84,461)
Net collections from punitive interest	35,512	29,888
Differences from judicial resolutions paid	(7,923)	(6,615)
Collections of dividends from other companies	466,396	49,915
Other collections related to other income and expenses	697,137	211,634

Net cash flows provided by operating activities	27,584,032	18,171,571

Investment activities

Net payments from premises and equipment	(408,972)	(282,346)
Net payments from other assets	(1,295,166)	(529,977)
Payments for purchases of investments in other companies	(53,040)	—
Other payments from investments activities	(748,293)	(911,261)

Net cash flows used in investment activities	(2,505,471)	(1,723,584)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	12,142	71,235
- Argentine Central Bank	(16,884)	(23,885)

Other	(16,884)	(23,885)
- Banks and international agencies	(790,629)	980,900
Payments of dividends	(1,300,000)	—
Other payments related to financing activities	(1,667,109)	(2,067,811)

Net cash flows used in financing activities	(3,762,480)	(1,039,561)

Increase in cash and cash equivalents	21,316,081	15,408,426

(1)	See note 16 “Statements of cash and cash equivalents flow”.

The accompanying notes 1 through 23 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its headquarter in Buenos Aires, Argentina, and operates a 251-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.‘s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of the corporate stock of December 31, 2016.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce (RPC)	Form of placement	Amount	Total

Capital Stock as of December 31, 2011:				536,878

03-26-2012	03-27-2014	(1)	50,410
03-26-2012	03-27-2014	(2)	(50,410)	536,878	(2)

(1)	Due to the merger of Inversora Otar S.A. into BBVA Francés.
(2)	The amount of Capital Stock as of December 31, 2016, is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3 Registration with CNV as Settlement and Clearing Agent - Comprehensive

The Capital Markets Law Nr. 26,831, enacted on December 28, 2012 and then regulated by CNV’s General Resolution Nr. 622/13 on September 5, 2013 sets forth, in its Section 47 that agents are under a duty to register with the CNV for interacting with the market in any of the modalities established in CNV’s General Resolution Nr. 622/13. On September 9 and 19, 2014, the Bank was finally registered as Mutual Funds’ Custodian Agent, and Settlement and Clearing Agent – Comprehensive, respectively, under numbers 4 and 42.

1.4 Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law Nr. 19,550. As a result, in compliance with Law Nr. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

By Communication “A” 3921 of the BCRA and General Resolution Nr. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003.

Argentina’s professional accounting standards require applying Technical Pronouncement Nr. 6 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) (as amended by Technical Resolution Nr. 19) which sets forth that financial statements are to be restated in constant currency when the country’s economic environment exhibits certain characteristics. In the event that the restatement of financial statements in constant currency becomes mandatory, the adjustment should be performed based on the last date on which the Bank adjusted its financial statements to reflect the effects of inflation. This circumstance should be taken into account by users of these financial statements.

2.2 Comparative information

In accordance with BCRA Communication “A” 4667 and amendments, the Financial Statements and the Exhibits that so specify include the comparative information as of December 31, 2015.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2016 and 2015, such amounts were translated into pesos at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

•	Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of December 31, 2016 and 2015. Differences in listed prices were credited/charged to income for each fiscal year.

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: as of December 31, 2016 and 2015, these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•	Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as December 31, 2016 and 2015. Differences in listed prices were charged to income for each fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree Nr. 1387/2001:

As of December 31, 2016 and 2015, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180. In addition, the amount required to take their book values to their fair realizable values is recorded in a balancing account.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were recognized on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2016 and 2015, receivables and payables have been adjusted to the CER as follows:

•	Federal government secured loans have been adjusted under Resolution Nr. 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution Nr. 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2016 and 2015.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

•	Securities: with Holdings of government and private securities and Instruments issued by BCRA at fair value and at amortized cost: as of December 31, 2016 and 2015, they were valued according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2016 and 2015.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2016 and 2015.

j)	Receivables from financial leases:

As of December 31, 2016 and 2015, they were valued at the present value of the sum of the periodical instalments and the unguaranteed residual value, calculated as per the conditions agreed upon in the respective leases, applying the implicit interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•	BBVA Francés Valores S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A., BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión and Rombo Cía, Financiera S.A.: were valued by applying the equity method, after adjustments to the BCRA accounting standards, if applicable, at the end of each fiscal year.

•	Volkswagen Financial Services Compañía Financiera S.A.: was valued by applying the equity method, at the end of December 31, 2016.

Although the Bank has a 40% interest ownership in the capital stock and votes of Rombo Cía, Financiera S.A., operational and financial decisions at Rombo Cía, Financiera S.A. are taken together with this company’s majority shareholder on a joint control basis.

•	Investments in non-controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Prisma Medios de Pago S.A. and Interbanking S.A.: were valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of each fiscal year.

•	Banco Latinoamericano de Comercio Exterior S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non-controlled affiliates were valued based on the following methods:

•	BBVA Consolidar Seguros S.A.: was valued by applying the equity method after adjustments to the BCRA accounting standards if applicable, at the end of each fiscal year.

•	S.W.I.F.T. S.C.R.L.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1 less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F), without exceeding their recoverable value.

m)	Intangible assets:

•	Organization and development expenses: they were valued at cost less accumulated depreciation calculated in proportion to the months of estimated useful life (see useful life assigned in Exhibit G).

•	Goodwill: corresponds to the difference between the total amount paid and that resulting from calculating the proportion of the capital stock acquired on the equity according to the books of Volkswagen Financial Services Compañía Financiera SA, at the date of acquisition less the corresponding accumulated amortization calculated in proportion to the estimated useful life months (see useful life assigned in Exhibit G).

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the each fiscal year.

2.	Forward transactions receivable/payable in pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Repo and Reverse Repo transactions

As of December 31, 2016 and 2015, the repos whose underlying assets are not subject to the volatilities published by BCRA were valued as per the cost of each transaction and the repos whose underlying assets are subject to volatility were recorded at their quoted value. Accrued premiums were charged to income (loss) for each fiscal year.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2016 and 2015.

q)	Allowance for other contingencies:

•	Claims brought by Consumer Groups: several consumer protection groups have brought claims against the Bank on behalf of consumers for undetermined amounts in connection with certain financial charges. The Bank and its legal advisors have reviewed and answered to such claims, rejecting the arguments of these consumer groups pursuant to the applicable laws and on grounds that the claims were not legitimate and were barred by the statute of limitations. Therefore, no significant adverse financial impact are expected in this regard.

•	It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1 except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at cost. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

•	As of December 31, 2016 and 2015, accounts accruing monetary transactions [financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of December 31, 2016 and 2015, the Bank calculated the earning per share on the basis of 536,877,850 ordinary shares of $1 par value each. The net income for each period on those dates is as follows:

	12-31-2016	12-31-2015

Net income for the fiscal year	3,643,672	3,784,487
Earning per share for the fiscal year – (stated in pesos)	6.79	7.05

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the reported amounts of income/loss during the fiscal year. Actual income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria established by the Argentine professional accounting standards.

The main differences between the regulations of the BCRA and the Argentine professional accounting standards are detailed below:

a)	Tax effects

As already indicated hereinbelow, in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed, In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 556,100 and 246,300 as of December 31, 2016 and 2015, respectively, should be reversed.

Moreover, the effect on the income statement of the fiscal year ended December 31, 2016 and 2015 would have been 309,800 and 6,800 (gain), respectively.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of December 31, 2016 and 2015, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank had applied the Argentine professional accounting standards, the stockholders’ equity would have decreased in 33,966 and 32,906, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2016 and 2015 would have been 1,060 (gain) and 40,257 (loss), respectively.

4.	TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the statutory 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2016 and 2015, the Bank recorded 2,238,300 and 1,861,000, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for these fiscal years.

As of December 31, 2016 and 2015, the Bank has booked 1,066,172 and 467,959, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings and other withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result, Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003, Consequently, as from that date the Bank set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2016 and the end of the previous fiscal year, the Bank recorded under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 556,100 and 246,300, respectively. Such amounts are made up as follows:

	12-31-2016	12-31-2015

Deferred tax assets	911,400	611,500
Deferred tax liabilities	(355,300)	(365,200)

Net deferred assets	556,100	246,300
Allowance	(556,100)	(246,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law Nr. 25.063 in the year ended December 31, 1998, for a ten-year term, On December 19, 2008 Law Nr. 26.426 established a one-year extension in TOMPI until December 30, 2009, In turn, Law Nr. 26.545, published in the Official Gazette on December 2, 2009 extended TOMPI for an additional ten-year period, This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets, Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes, The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones, However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will be reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2016 and 2015, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3. Other tax issues

a)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003, The Bank filed its defenses to the notice mentioned, which was ratified on October 6, 2008 through Resolution No. 3631-DGR 2008 containing the official assessment.

On April 28, 2009, the Court of Appeals with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favourable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “…subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Francés to the bonds received from the National Government in the terms of Decree Nr. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric conversion into pesos of assets and liabilities imposed by the Executive Order Nr. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires.

On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters Nr. 1 handed down a new precautionary measure,

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

As regards the remaining balance of the amount claimed, the Bank adhered to a scheme of payment in instalments that was settled on October 4, 2010.

b)	Afterwards, on December 28, 2012, the Bank was notified of Resolution Nr. 3253-DRG-2012 whereby the Tax Bureau of the City of Buenos Aires proceeded with a sua sponte assessment based on facts concerning the taxable basis for purposes of turnover tax for the fiscal years 2004 through 2010, The Entity appealed such resolution.

On February 3, 2015, the Bank was notified of the passage of Resolution Nr. 2014-3711-DGR, which conceded the appeal in part.

This Resolution was appealed by lodging a so-called “hierarchical appeal” with the head of the governmental agency in charge of raising public revenue, which was rejected, thus putting an end to the administrative stage.

For the sole purpose of being able to continue with the submission of the lawsuit, dated November 24, 2015, the Entity paid the amount claimed, which does not entail its acceptance of the claim.

The Bank as well as its legal and tax advisors estimate that the Bank has made a reasonable interpretation of currently applicable rules and regulations concerning the fiscal periods objected to by the Tax Bureau of the City of Buenos Aires and do not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2016	12-31-2015

a) LOANS
Loans for prefinancing and export financing	8,486,700	1,530,180
Other fixed-rate financial loans	2,864,825	1,932,979
Financial loans communication “A” 5319	1,936,170	2,039,062
Loans to financial entities not resident in Argentina	1,674,658	85,889
Other	875,931	812,171

Total	15,838,284	6,397,281

b) INVESTMENTS IN OTHER COMPANIES

In controlled companies-supplementary activities	268,871	212,726
In other non-controlled companies- unlisted	109,981	59,186
In non-controlled companies-supplementary activities	31,319	21,758

Total	410,171	293,670

c) OTHER RECEIVABLES

Guarantee deposits	1,120,490	733,597
Tax prepayments (1)	615,000	291,378
Miscellaneous receivables	549,189	898,164
Prepayments	403,433	500,632
Loans to personnel	174,371	165,655
Advances to personnel	118,544	97,749
Other	16,486	367

Total	2,997,513	2,687,542

(1)	As of December 31, 2016 and the end of the previous fiscal year, it includes the deferred tax asset for 556,100 and 246,300, respectively (see note 4.1.)

	12-31-2016	12-31-2015

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	4,724,388	3,171,773
Collections and other operations for the account of third parties	1,569,700	1,778,719
Other withholdings and collections at source	1,319,998	985,189
Money orders payable	538,216	1,405,633
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	369,284	42,526
Pending Banelco debit transactions	147,393	143,161
Loans received from Interamerican Development Bank (IDB)	17,567	6,983
Accrued commissions payable	16,274	4,705
Social security payment orders pending settlement	14,945	8,471
Funds raised from third parties	13,392	17,800
Other	51,128	1,122

Total	8,782,285	7,566,082

e) OTHER LIABILITIES

Accrued taxes	1,427,649	757,219
Miscellaneous payables	1,245,451	852,051
Accrued salaries and payroll taxes	960,551	679,117
Amounts collected in advance	947,619	808,695
Other	3,420	2,688

Total	4,584,690	3,099,770

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	117,328,633	84,155,242
Securities representative of investments in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	101,831,865	25,005,318
Checks not yet credited	9,756,237	5,385,156
Collections items	1,264,327	538,366
Checks drawn on the Bank pending clearing	1,125,465	666,247
Cash in custody on behalf of the BCRA	920,400	1,009,188
Other	222,730	202,445

Total	232,449,657	116,961,962

	12-31-2016	12-31-2015

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	632,550	587,985
Rental of safe-deposit boxes	245,319	188,826
Commissions on debit and credit cards	197,335	101,566
Commissions for escrow	48,037	23,997
Commissions for transportations of values	47,670	43,969
Commissions for capital market transactions	36.930	29,730
Commissions for loans and guaranties	35,219	33,639
Commissions earned by direct debt	25,039	17,518
Postal expenses recovery	19,291	15,160
Commissions for interbanking services	18,076	12,437
Commissions for saving accounts	15,680	5,359
Recovery of tax settlement expenses of residents abroad	13,060	4,554
Commissions for salary payment	12,508	10,446
Commissions for Francés Net Cash	8,644	7,822
Transfer fees	8,007	8,476
Commissions for trust management	733	1,832
Other	58,229	37,126

Total	1,422,327	1,130,442

h) SERVICE CHARGE EXPENSE

Turn-over tax	524,420	383,227
Insurance paid on lease transactions	199,843	152,015
Insurance paid for life insurence	88,332	—,—
Other	46,827	24,401

Total	859,422	559,643

i) OTHER INCOME

Deferred income tax (1)	309,800	6,800
Income from the Credit Card Guarantee Fund	151,343	64,609
Related parties expenses recovery	64,820	59,432
Interest on loans to personnel	26,751	28,812
Earning per payment orders	18,691	106
Rentals	2,891	3,045
Other	114,146	69,717

Total	688,442	232,521

(1)	Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

	12-31-2016	12-31-2015

j) OTHER EXPENSE

Insurance losses	33,540	19,378
Donations	27,545	22,290
Turn-over tax	17,800	10,141
Private health insurance for former employees	17,206	14,541
Unrecoverable legal costs	8,835	123
Charges for administrative, disciplinary and criminal penalties	5,000	48,817
Other	60,777	47,937

Total	170,703	163,227

6.	PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE BCRA

According to the requirements of the Com. “A” 5689 as amended of BCRA then detailed the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the Argentine Central Bank, of wich the Bank has been notified:

6.1.	Penalties enforced against the Bank

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 21, 2014 and identified under Nr. 5706, File N° 100,134/11. The charges consist in having presumably operated with foreign exchange on January 18, 2010 despite failing to make available to the Argentine Central Bank the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. On October 6, 2016, the Economic Criminal Court No. 4, Secretariat No. 7 of C.A.B.A. issued a sentence which condemns the payment of a fine for the amount of 5,000 to BBVA Banco Francés S.A. and to each of the officers summarized. On October 21, 2016, the Entity lodged an appeal against the judgment and argued that the legal asset protected by the Argentine Central Bank had gone neither through an abstract danger situation nor through a specific danger situation. To date, the action is pending before the Court of Appeals in Criminal and Commercial Matters, Division A, File No.362/2016. Given that the trial prosecutor did not appeal against the currently pending action, the punishment might be either the reduction or confirmation of these sums of money for the Court of Appeals has no authority to increase the fine.

6.2.	Administrative Proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on February 22, 2008 and identified under Nr. 3511, File 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through BCRA in excess of the authorized amounts. These total 44 transactions involving the branches 099, 342, 999 and 320. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office lodged an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•	“Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under Nr. 4539, File N° 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471. Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division, of the City of Mar del Plata, under File No. 16.377/2016.

•	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on December 1, 2010 and identified under N., 4524, File N° 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court N° 1, Criminal department of the city of Mendoza, File No. 23,461/2015.

•	“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”, Administrative Proceedings for Foreign Exchange Offense investigated by the Argentine Central Bank notified on July 26, 2013 and identified under Nr. 5406, File N° 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087 - Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. Accused of these breaches stand BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6666, File No. 101,027/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced. Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The discovery period was declared closed by the Argentine Central Bank. To date, the case is being heard by Federal Court No. 4, Division No. 8 of the City of Buenos Aires, under file No. 1.308/2016.

•	“BBVA Banco Francés S.A. over breach of Law No. 19,359”, Administrative Proceedings for foreign exchange offense by the Argentine Central Bank, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), Allegedly, the provision of the services has not been fully evidenced, Accused of these breaches stand BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges: (i) the Foreign Trade Manager and (ii) an officer of the Area. The Argentine Central Bank has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2016 and 2015, there are Bank’s assets, which are restricted as follows:

a)	The Government and Private Securities account includes 227,946 in Argentine Treasury Bonds with CER adjustment in pesos maturing in 2021, as of December 31, 2016. At the end of the previous fiscal year, includes 102,590 in bonds issued by the Argentine Government in pesos maturing in 2016. They were allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic and Safe Keeping of bills.

b)	The Bank appropriated 41,997 and 19,983, respectively, in Guaranteed Bonds maturing in 2020, to secure loans arranged under the Credit Global Program to micro, small and medium businesses given by the Interamerican Development Bank (IDB).

c)	The Bank appropriated 45,717 and 253,764, respectively, in Guaranteed Bonds maturing in 2020, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank has also appropriated accounts, deposits and trusts for 2,049,102 and 1,659,774, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and futures and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART, 33 OF LAW Nr. 19,550)

The balances as of December 31, 2016 and 2015, for transactions performed with subsidiaries, associates and parent companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2016	2015	2016	2015	2016	2015
BBVA	404,352	2,703	272,941	268,696	126,657	85,462
BBV América S.L.	—,—	—,—	—,—	119,253	14,695,665	14,379,085
BBVA Francés Valores S.A.	12	12	215	64	23,057	13,513
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	3	1	154	1,207	29,762	3,527
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	1.580	901	16,843	17,523	133,902	100,145
BBVA Consolidar Seguros S.A.	14,991	15,665	7,009	12,310	45,931	22,544
PSA Finance Argentina Cía. Financiera S.A.	694,416	709,035	6,107	7,235	271,001	—,—
Volkswagen Financial Services Compañía Financiera S.A.	1,014,120	—,—	32,847	—,—	—,—	—,—
Rombo Cía. Financiera S.A.	465,463	1,032,918	10,656	17,407	816,278	296,300

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees Nr. 540/95, Nr. 1292/96 and 1127/98 and BCRA’s Communication “A” 5943.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree Nr. 1292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank holds a 8.8649% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a four hundred and fifty thousand, Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders, In no event shall the total guarantee per person exceed the above-mentioned amount, whatever the number of accounts and/or deposits.

In addition, it is established that financial institutions were required to set aside an ordinary contribution to the deposit guarantee insurance equal to 0.015% of their monthly average of daily balances of the items detailed in said regulation.

10.	TRUST ACTIVITIES

On January 5, 2001, the BCRA’s Board of Directors issued Resolution Nr. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks, Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution above-mentioned, As of December 31, 2016 and 2015, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Bank in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of December 31, 2016 and 2015.

In addition, the Bank acts as trustee in 12 non-financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the corpus assets and the proceeds therefrom, The non-financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate, The trust assets represent 152,337 and 151,400 as of December 31, 2016 and 2015, respectively, and consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary Corporate Bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured Subordinated Corporate Bonds, convertible or not into shares, During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of Corporate Bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies), The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Global Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

The following is a detail of the Corporate Bonds outstanding as of December 31, 2016 and 2015:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 7	11/08/2013	250,000	11/08/2016	Private Badlar + nominal 4,24% per annum	Quarterly
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4,70% per annum	Quarterly
Class 10	07/18/2014	233,750	01/18/2016	Private Badlar + nominal 2,50% per annum	Quarterly
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3,75% per annum	Quarterly
Class 12	11/13/2014	130,286	05/13/2016	Private Badlar + nominal 2,53% per annum	Quarterly
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3,75% per annum	Quarterly
Class 15	02/13/2015	144,875	11/13/2016	Private Badlar + nominal 4% per annum	Quarterly
Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3,75% per annum	Quarterly
Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3,50 % per annum	Quarterly
Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4,08 % per annum	Quarterly
Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2,40% per annum	Quarterly
Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3,23% per annum	Quarterly
Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2,75% per annum	Quarterly
Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3,50% per annum	Quarterly

The issued Corporate Bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 7, 9, 10, 11, 12, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Class 15, 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement Corporate Bonds Class 8.

As of December 31, 2016 and 2015, the outstanding principal and accrued interest amounts to 1,798,353 (in connection with Class 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the Corporate Bonds) and 1,799,245 (in connection with Class, 7, 9, 10, 11, 12, 13,15,16,17 and 18 of the Corporate Bonds), respectively.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2016:

a)	Interest rate swaps for 1,984,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 8,136 as income for the fiscal year.

The estimated fair value of said instruments amounts to 28,167 (Liabilities), For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 2,227,278.

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 24,084.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of the fiscal year, they generated a gain of 221,078.

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 70,390 as income for fiscal year.

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) recognizing the amount of 141,395 as expense for the fiscal year.

II.	Transactions as of December 31, 2015:

(1)	Interest rate swaps for 920,053 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 13,000 (Badlar versus Taxed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount in accordance with changes in the Badlar, Encuesta rate, and receives a variable amount in accordance with changes in the Badlar, Encuesta rate.

These transactions have been valued in accordance with the criteria described in note 2.3.n.1.) recognizing the amount of 42,621 as income for the fiscal year.

The estimated fair value of said instruments amounts to 30,988 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 933,053.

(2)	Interest rate swap for 30,315 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts –Derivatives – Interest rate swap” for 30,315.

(3)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 5,809,784 and 5,843,638, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been concluded through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and valued in the manner described in note 2.3.n.2.). As of the end of fiscal year, they generated a gain of 493,406.

(4)	The Bank does not carry any pending balances associated to repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 70,562 gain at the end of the fiscal year.

(5)	The Bank does not carry any pending balances associated to reverse repos in force at December 31, 2015. However, the transactions conducted at December 31, 2015 have yielded a 43,503 loss at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Minimum Stockholders’ Equity and Minimum of liquid assets:

According to CNV’s General Resolution Nr. 622/13, the minimum Stockholders’ Equity required to operate as “Settlement and Clearing Agent – Comprehensive” and “Mutual Funds’ Custodian Agent” would amount to 20,500 and the minimum of liquid assets required by those rules would be 10,250, this amount comprises National Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of December 31, 2016 and 2015, the Bank’s Stockholders’ Equity exceeds the minimum amount imposed by CNV.

13.2 The Bank’s operations as Mutual Funds’ Custodian Agent

As of December 31, 2016 and 2015, in its capacity as Custodian Agent of “FBA Ahorro Pesos”, “FBA Renta Pesos”, “FBA Bonos Argentina”, “FBA Calificado”, “FBA Horizonte”, “FBA Acciones Latinoamericanas”, “FBA Acciones Argentinas”, “FBA Renta Pesos Plus”, “FBA Renta Mixta” and “FBA Bonos Globales” managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the Bank holds certificates of deposits, repos, shares, corporate bonds, government securities, indexes, deferred payment checks, securities issued by the BCRA, Cedears, ADRS, shares in mutual funds and financial trusts in safekeeping in the amount of 16,665,210 and 7,902,234, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts - Debit Accounts -Control - Other”.

The Investment Funds’ equities are as follows:

EQUITIES AS OF

INVESTMENT FUND	12-31-2016	12-31-2015
FBA Ahorro Pesos	11,269,857	5,458,819
FBA Bonos Argentina	2,793,125	269,797
FBA Renta Pesos	2,609,965	2,559,447
FBA Calificado	393,708	299,372
FBA Horizonte	252,402	191,003
FBA Acciones Latinoamericanas	101,400	64,063
FBA Acciones Argentinas	35,594	3,066
FBA Renta Pesos Plus	10,083	—,—
FBA Renta Mixta	9,055	—,—
FBA Bonos Globales	282	217

Total	17,475,471	8,845,784

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favourably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of B.C.R.A., the next Shareholders´ Meeting must appropriate the amount of 728,734 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with the provisions of current regulations on “ Distribution of results” of the Argentine Central Bank , for the purposes of calculating the balance of distributable profits be made in non-accounting deductions form of the sum of the amounts recorded in the account earnings and the discretionary reserve for future distributions results. It also must be authorized by the Superintendency of Financial and Exchange Institutions in order to verify the correct application of the method described by the same for the distribution of results.

15.	ACCOUNTS IDENTIFYING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2016 and 2015:

	12-31-16	12-31-15

COMPUTABLE COMPLIANCE IN PESOS

Special Guarantee Accounts	838,156	711,241
BCRA Checking Account	12,233,321	10,023,347

TOTAL	13,071,477	10,734,588

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of pesos)

Special Guarantee Accounts	76,431	52,697
BCRA Checking Account	18,836,268	12,460,754

TOTAL	18,912,699	12,513,451

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of pesos)

BCRA Checking Account	160,628	75,574

TOTAL	160,628	75,574

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explain the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-15	12-31-15	12-31-14

a) Cash and due from banks	48,070,998	27,942,617	12,525,541

b) Loans to financial sector, call granted maturity date less than three months	1,705,000	517,300	525,950

CASH AND CASH EQUIVALENTS	49,775,998	28,459,917	13,051,491

Item b) is considered to be cash equivalents because they it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

17.	THE BANK’S DOCUMENTATION AND RECORDS – CNV RESOLUTION Nr. 629/14

CNV issued its General Resolution Nr. 629 on August 14, 2014 to introduce changes in its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has sent the documentation that supports its operations for the periods still open to audit for safekeeping to Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Article 5, Sub-article a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Technical Rules 2013 as modified).

18.	IFRS CONVERGENCE IMPLEMENTATION PLAN.

On September 30, 2016, in compliance with the instructions given by the Argentine Central Bank through its Communication “A” 5844, as amended, the Entity submitted the required recognition and measurement adjustments to reconcile the balances of assets and liabilities to the balances that would arise from applying the International Financial Reporting Standards set forth in the Argentine Central Bank’s guidelines. The Bank’s Board of Directors has taken note of this report and of the progress made to date.

19.	PURCHASE OF STOCK IN VOLKSWAGEN FINANCIAL SERVICES COMPAÑIA FINANCIERA S.A.

On May 20, 2015, the Bank executed a Stock Purchase Agreement with Grupo Volkswagen, Pursuant to this Stock Purchase Agreement, the Bank acquired 51% of the capital stock of Volkswagen Financial Services Compañía Financiera S.A., equivalent to 23,970,000 non-endorsable, registered, ordinary shares with par value $ 1 and the right to one vote per share.

On August 26, 2016, pursuant to Resolution No. 332, the Argentine Central Bank approved the transaction above mentioned. Consequently, on September 26, 2016, 51% of its capital stock was effectively transferred to BBVA Francés and the agreed-upon price, 53,040, was paid.

On September 26, 2016, Volkswagen Credit Compañía Financiera S.A.’s Ordinary and Extraordinary General Shareholders’ Meeting adopted a unanimous resolution whereby the company’s name would be changed to “Volkswagen Financial Services Compañía Financiera S.A.”. Such modification is authorized by B.C.R.A. and has been registered with the General Inspection of Justice on November 14, 2016 under the number 22302 of book 82 of Societies for Shares.

Additionally, and as per a resolution adopted by the Shareholders’ Meeting already mentioned, on October 27, 2016, BBVA Francés disbursed 229,500 as a capital increase.

20.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Internal Control and Global Management.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up and Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into Legal actions for debt recovery, Personalized debt recovery efforts, Special Proceedings and Policies, Tools and Follow-up.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers based on the amount of the transaction and on the opinion yielded by the set of evaluation tools known as “SAVERF” (for retail) and “Rating” (for wholesale). Any application that receives a “study/reject” opinion from any of the evaluation tools must be analyzed by the Central Admission specialists.

Any exceptions to the polices currently in force are addressed by the Risk Management Committee and/or by the Technical Committee of Local Operations.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the probability of default and in addition, to a historical control over expected losses and loss given default of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

During 2016, Retail Risk put in place a new pro-active scoring system which is applied to mass campaigns targeted to customers, which resulted in improved risk differentiation and, hence, in an increase in the number and quality of the offerings.

The Bank has started to offer UVA mortgage loans pro-actively to a selection of customers, a product that gained momentum by the end of 2016, while it is being included in the automatic evaluation of product offers to clients.

The Bank has supported the boost of digital sales of credit cards by developing online evaluation engines and features to enter into loan agreements offered to its customers by Internet.

b)	Financial Risk

Financial Risk is the unit responsible for managing Market Risk (including Counterparty Risk and Valuation Room), Structural Risks (Interest Rate and Liquidity Risks), Capital Self-Assessment and Stress scenarios.

Market Risk

The market risk is the possibility of suffering loses in the value of a portfolio as a result of adverse fluctuation in the market price.

For managing market risk, the VaR (“Value at Risk”) indicator is used as it is the basic unit for measuring and managing this risk in so far as it estimates the maximum expected loss with a 99% confidence level that can be seen in the market positions of a portfolio given a one-day time horizon. The volatility in risk factors used by the model is calculated using a historical 2-year window. The Market Risk model is periodically validated through back-testing.

The structure of Market Risk limits establishes patterns of limits, alert and sub-limits in terms of Economic Capital (CeR, as internally known) and VaR and stress and stop loss.

The Market Risk unit manages the counterparty risk. The model estimation of credit risk in derivatives to determine not only the current exposure of each of the partners, but also the possible future development to changes in the different market variables.

Liquidity and Funding Risk

The main basic metrics used to control liquidity risk and financing include:

•	Identification of liquidity risks;

•	Control and monitoring of limits, sub-limits and early alerts, based on the defined risk appetite;

•	Design of stress models and several scenarios;

•	Contingency planning.

As part of the liquidity and financing risk control and monitoring process, below is a detail of the most relevant metrics:

•	Self-funding ratio: the metrics known as “Loans to Stable Customers Deposits (LtSCD)” provides information about balance sheet funding structure for a given period.

•	Net short-term funding: this parameter strives toward determining reasonableness in the balance sheet funding structure. And based on that criterion, a detailed follow-up is performed of the funding sources that deviate from those considered stable by corporate criteria.

•	LCR (Liquidity Coverage Ratio): BBVA Francés fully applies and meets the requirements of this ratio as defined by Basel and incorporated by the Argentine Central Bank.

Interest-rate risk

Balance sheet interest-rate risk management seeks to maintain BBVA Francés’ exposure at levels in harmony with the risk appetite validated by the Bank in the event of changes in market interest rates.

The main indicators to follow up on this type of risk are the following: a) Economic Capital per structural interest rate risk, and b) Financial margin sensitivity.

Stress Testing

Stress tests are understood to refer to the assessment of a financial position in the face of a severely adverse though possible scenario.

In this respect, stress tests are divided as per their scope of application into individual and comprehensive. Individual stress tests are aimed at measuring the impact of an adverse scenario at the individual level by risk type. Comprehensive stress tests seek to quantify impacts at the aggregate level of adverse scenarios in terms of the Balance sheet, the Income statement, any changes in cash flows and any capital requirements associated to a given projected stress situation.

Economic Capital

A financial institution’s economic capital is that required to cover unexpected losses stemming from the exposures to risk that may affect the Bank.

The risk profile of BBVA Francés focuses on those risks which, given their relevance, are apt to affect current or future solvency.

c)	Internal Control

The Risk Departament, in accordance with international standards and the Argentine Central Bank’s requirements established by the B.C.R.A., the functions on the Validation and Internal Control/Operational Risk Management at the Country level in charge of ensuring an updated control environment that is consistent and sufficient in all of the Bank’s units.

The Internal Validation function is ensuring that internal risk models of the BBVA Francés are suitable for use in risk management.

Regarding the Internal Control and Operational Risk function, is based on a scheme Control Specialist and Operational Risk Managers, in the areas of business.

The Internal Control and Operational Risk Model identifies the organization’s operational procedures and all the operational risks to which they are exposed. This methodology appraises each one of these risks, which are then assigned a priority and their criticality is then established for them to be managed for purposes of mitigation, if applicable.

d)	Global Management

The area is responsible for the procedures that control the operating ratios associated to credit risk grading and diversification, provisioning, determination of risk quotas by industry segment and by type of funding.

Additionally performs the function of generating reporting for Risk Management in order to decision-making in compliance with internal credit policies and control bodies, reviewing processes and proposing alternatives.

In 2016, the Bank started to make efforts to comply with the Data Aggregation Principles (RDA), and to make the necessary changes to conform to the International Financial Reporting Standards (IFRS) issued by the IASB.

21.	TRANSPARENT CORPORATE GOVERNANCE POLICY

I.	THE BOARD OF DIRECTORS

The By-laws of BBVA Francés prescribe that the Bank shall be managed by a Board of Directors made up by a minimum number of three and a maximum number of nine directors, as established by the Ordinary General Shareholders’ Meeting when appropriate. Directors shall serve on the Board for three-year terms and they may be re-elected (the “Board of Directors”). The Bank’s Shareholders’ Meeting may designate alternate directors in an equal or lower number. The Board of Directors must meet at least once a month.

The proposed board membership shall be subject to a previous evaluation by the Nominations and Remunerations Committee.

The table below indicates the names of the members of our Board of Directors, their present position in the company and their business background.

Name	Current Position	Background and Work Experience

Jorge Carlos Bledel	Chairman

Business experience: Regular Director, Rombo Compañía Financiera S.A, Director.; Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés, Retail Banking Director, BBVA Francés¸ Retail Banking Director, BBVA Francés; Alternate Director, Central Puerto S.A.; Regular Director, RPM Gas S.A. and Alternate Director, RPU Agropecuaria S.A.; Regular Director, RPE Distribucion S.A.; Vice-president, PB Distribucion S.A.

Jorge Carlos Bledel is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Alfredo Castillo Triguero	Vice Chairman 1°

Business experience: Risk Executive Officer and Audit Executive Officer, BBVA Bancomer; Executive Vice-president of Finance, BBVA Banco Provincial de Venezuela; member of the board of directors at several companies, GrupoFinanciero BBVA Bancomer and BBVA Colombia; Executive Vice-president of Finance, BBVA Banco Ganadero de Colombia

Meets the independence criteria to be considered as an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Marcelo Gustavo Canestri	Vice Chairman 2°

Business experience: Vice-president, PSA Finance Argentina Cia. Financiera S.A.; Vice-president at the Board of Directors, Fundación Banco Francés; Regular Director, Rombo Compañía Financiera S.A.; Corporate Assistant Manager, BBVA Francés; Wholesale Banking Assistant Manager, BBVA Francés; Asset Management Director, BBVA Francés and Financial Director, BBVA Francés.

He is an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Director, PSA Finance Argentina Compañía Financiera S.A.; Director, Rombo Compañía Financiera S.A.; member of Banco Francés foundation; Director of Media and Director of Human Resources and Services, BBVAFrancés.

He does not meet the requirements independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Executive member, Committee of Financial Services, Pistrelli Díaz y Asoc. for twenty years. Partner in charge of the Financial Services Division in Argentina and Latin America, and member of the Financial Services Executive Committee at worldwide. Independent director, Zurich Argentina Compañía de Seguros and Zurich Compañía de Reaseguros.

He meets the requirements of an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Juan Manuel Ballesteros Castellano	Regular Director

Business experience: Director of Organization, Banco Bilbao Vizcaya Argentaria; Director of Human Resources, Banco Bilbao Vizcaya Argentaria.

He meets the requirements of an independent director in the terms of General Resolution Nr. 622/13 (as per its new wording dating back to 2013).

Javier Pérez Cardete	Alternate Director

Business experience: Director of the Southern and Eastern Regions, Banco Bilbao Vizcaya Argentaria; Regional Director, Banco Bilbao Vizcaya Argentaria; Head of Risks in Valencia.

He meets the requirements of an independent director pursuant to General Resolution No. 622/13 (as revised in 2013).

II.	SENIOR MANAGEMENT

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	MANAGEMENT COMMITTEE - MEMBERSHIP

The main members of Senior Management make up the Management Committee. The Committee is chaired by the Executive Director or General Manager.

Prospective Management Committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies.

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed to.

•	Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives.

•	Establish business synergies with the remaining Group companies.

•	Analyze and propose the year’s comprehensive budget, monitor evolution and determine any corrective actions as called for by internal and market variables.

•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Bank-wide policies, strategies and guidelines and then oversee and follow up on model implementation.

The following table identifies the members of the Management Committee and provides certain details about their business experience. The highest-ranking officers are designated for unlimited periods.

Name	Current Position	Background and Work Experience
Martín Ezequiel Zarich	General Manager

Alternate Director, BBVA Banco Francés S.A.; Regular Director, BBVA Consolidar Seguros S.A.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Fundación Banco Francés; Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning Director, Management Control and Economics, Banco de Crédito Argentino.

Ignacio Sanz y Arcelus	Director, Finance and Planning.

Finance Area – Technology and Operations, BBVA; Director of the Department of Assets and Liabilities Management for Latin America, BBVA; Director of the Investment Banking Comptroller’s Office (Treasury, Capital Markets, Intermediation, Corporate, Structured Financing), BBVA; Corporate Director, BBVA; Director of the Treasury, Capital Markets and International Network area, BEX Argentaria BBVA; Director of the Market Risk Audit Unit, BEX Argentaria BBVA; Director of Central Services Audit, BEX; Director of Planning, Intervention and Control, SERFINBEX; Director, BEX Argentaria BBVA; Team Leader at Arthur Andersen Auditores S.A.

Jorge Alberto Bledel	Director, Business Development and Digital Banking

Innovation and Business Model Manager, BBVA., Manager of Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés, Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.

Gustavo Osvaldo Fernandez	Director, Talent and Culture

Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Director, Corporate & Investment Banking

Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Free-lance Consultant, Riyadh / Buenos Aires; General Director, Citigroup Miami; Regional Chief for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires

Gustavo Siciliano	Director, Systems and Operations

Director of Design and Development – Technology and Operations, BBVA; Information Technology Manager - Media, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Director, Risks

Retail Banking Director for South America, BBVA; Director of Wholesale Banking for South America, BBVA; Retail Risk Manager, BBVA Francés; Wholesale and Enterprise Risk Manager, BBVA Francés; Admission and Follow-up Manager, BBVA Francés; Monitoring and Operation Risk Manager, BBVA Francés; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Director, Commercial

Retail Product Manager, BBVA Francés; Manager of Payment Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

IV.	BBVA FRANCES’s OWNERSHIP STRUCTURE

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of December 31, 2016, by each person who, to our knowledge, owns beneficially more than 5% of our ordinary shares. These persons do not have different voting rights.

	Ordinary Shares Beneficially Owned At December 31, 2016
Beneficial Owner	Number of Shares	Percentage of Shares Outstandings
Banco Bilbao Vizcaya Argentaria	244,870,968	45.61
BBV America SL(1)	160,060,144	29.81
The Bank of New York Mellon (2)	52,302,192	9.74
ANSES (Federal Social Security Administration)	42,439,494	7.90

(1)	BBV América S.L. is under the control of BBVA. It has an effective 29.81% ownership interest in the capital stock of BBVA Francés.

(2)	As holder agent of ADSs.

V. ORGANIZATIONAL STRUCTURE

VI.	COMMITTEES OF THE BOARD OF DIRECTORS

a)	Audit Committee – Law 26,831 (C.N.V./S.E.C.)

The Audit Committee (C.N.V./S.E.C.) BBVA Banco Frances is a collegiate body which is composed mostly of independent directors according to the criteria established in the regulations of the CNV , with a mandate to assist the Board in evaluating the role and independence of the external auditor and the exercise of the function of internal control of the Bank. The Audit

Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

In the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for, set the agenda of, and preside over the meetings.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon the resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Ordinary Shareholder’s Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

•	Giving opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watching for their independence status and transparency;

•	Overseeing the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

•	Overseeing the application of disclosure policies on the company’s risk management;

•	Providing the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

•	Giving opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

•	Giving opinion on the company’s compliance with legal requirements and on the fairness of the terms and condition of stock or convertible security issues, upon a capital increase excluding or restricting preemptive rights;

•	Verifying compliance with the applicable code of conduct;

•	Rendering an informed opinion on transactions with related parties, where the applicable standards so require;

•	Preparing an action plan on an annual basis for the fiscal year to be reported to the Board of Directors and supervisory committee.

b)	Nominations and Remunerations Committee

BBVA Francés’ Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and top-ranked personnel.

Structure:

BBVA Francés’ Nominations and Remunerations Committee shall be formed by three Executive Directors any largely independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Appointment and Compensation Committee shall prove sufficient knowledge on and experience in HR, compensation policies and labor risk management.

Functions:

The Appointment and Compensation Committee shall perform the following functions:

•	Developing recruitment criteria for the members of the Board of Directors and senior management;

•	Identifying potential candidates to fill posts at the Board of Directors to be proposed at the General Shareholder’s meeting;

•	Ensuring the Training and Development of the members of the Board of Directors and senior management and other executives;

•	Establishing policies and criteria to review the performance of the main executive and the key executives;

•	Annually informing the Board of Directors of the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

•	Ensuring that the entity has an employee incentive program in place that takes into consideration the risks undertaken by employees on behalf of the entity (both future and already assumed risks) and that adjusts incentives based on all risks;

•	Ensuring a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

•	Overseeing that the variable portion of senior management’s compensation is tied to the medium and/or long-term performance of their members;

•	Administering the stock option plans;

•	Reviewing the competitive position of the Bank’s compensation and benefit policies and practices and approving the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

•	Defining and communicating key staff retention, promotion, dismissal and suspension policies;

•	Presenting to the Board of Directors the guidelines followed to determine the retirement plans for the Bank’s directors and first-line managers;

•	Regularly reporting to the Board of Directors on any action untaken and the issues discussed in the meetings;

•	Suggesting which members of the Board of Directors should comprise the several Board’ committees, based on their respective background;

•	Ensuring that the resumes of the Board of Directors’ and senior management’s members are available at the Issuer’s web site (stating Directors’ term in office);

•	Assessing the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

•	Annually preparing, reviewing and assessing the Committee’s rules and regulations and proposing changes for the Board’s approval;

•	Ensuring that the HR policy does not embrace any form of discrimination;

•	Ensuring that a member of the Committee is present at the General Shareholder’s meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and senior management’s compensation.

Organization and Operation Rules:

The Appointment and Compensation Committee shall meet as frequently as deemed necessary to perform its functions and, at least, twice per year. Meetings shall be indistinctly convened by the President or other member.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee shall be available at the Shareholder’s meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

c)	Internal Audit Committee (B.C.R.A.)

According to the Argentine Central Bank’s regulations, the Internal Audit Committee de BBVA Banco Francés. is composed of the officials determined the board must integrate at least the same, have two members and at least one member must be an independent director. The operation of this committee shall be governed by the rules of the B.C.R.A. and by internal regulations..

The Board must use the conclusions of the internal audit timely and efficaciously and foster the internal auditor’s independence vis-à-vis the areas and processes controlled by said audit.

Other	Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies, the Argentine Central Bank, the Financial Information Unit, the CNV, etc.

a)	Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Francés’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-ranking officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

Specifically, this Committee shall be in charge of:

•	Establishing guidelines and continuously reviewing the degree of progress with each action.

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions, or, either, deciding to disregard them when appropriate.

•	Evaluating the potential risk of asset laundering in the new products and/or services.

•	Reaching an agreement on actions for the analysis of suspicious transactions;

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing.

•	Identifying any relevant situation that may occur in this regard in their respective areas;

•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Anti-Money Laundering Head.

b)	Information Technology Committee

This Committee is made up by a member of the Board, the Director Systems and Operations, the Technology Architecture and Infrastructure Manager, the Systems Manager and the Security, IT Risks and PMO Manager.

Specifically, this Committee shall be in charge of:

•	To oversee the proper operation of the IT environment and to contribute to an improvement in its efficiency.

•	To approve the Information Technology and Systems Plan and to assess it from time to time to review degree of completion.

•	Reviewing the reports issued by the auditors in connection with the Information Technology and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

•	Approving physical or logic security policies and/or plans to mitigate the risk associated to the Entity’s systems;

•	Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

•	The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

c)	Disclosure Committee

This Committee is comprised by an Independent Director, the Director of the Financial and Planning Area, the Risk Director, the Legal Services Director, the Manager of the Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of the Disclosure Committee are to:

•	Ensuring that the information relayed to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities should be truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it should be communicated with the formalities and within the terms mandated by applicable laws, the general principles governing market operation and good corporate governance, thus fostering the active involvement of all shareholders.

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the financial statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where BBVA Banco Francés S.A.’s shares of stock are listed;

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F.

A quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for the meeting quorum and required majorities.

d)	Regulatory Compliance Committee

This Committee is made up by three Regular Directors, the Executive Director or General Manager, the Assistant Director of Regulatory Compliance, the Commercial Director, the Finance and Planning Director and the Assistant Director of Legal Services.

Its main functions are:

•	To oversee that applicable rules and regulations in matters associated to the conduct in the securities markets and the protection of personal data are complied with.

•	To oversee the scope of the Bank’s involvement in matters within the Committee’s purview, as well as the information requirements or the involvement requirements asserted by competent official organizations.

•	To make sure that the Bank’s internal Code of Conduct and the Code of Conduct for Interaction with Securities Markets applicable to the Bank’s personnel satisfy the regulatory compliance requirements and are adequate to the institution.

•	To authorize exemptions from compliance with the specific mandates of the Code of Conduct. Any such exemption shall be exceptional and warranted and it shall not pose risks to BBVA Francés and other group companies in Argentina.

•	To promote the adoption of measures that are necessary to settle matters that are ethically questionable of which any of the Committee’s members may become aware, as a consequence of performing the functions within their respective areas or as a consequence of having received the notices referred to in paragraph 6.28. of the Code of Conduct.

•	With respect to those circumstances that may entail significant risks to Grupo BBVA in Argentina, the Committee must immediately notify the relevant Board of Directors of their emergence in order to make sure that the statements reflect whatever should be relevant.

•	To settle issues in which the interests of the Bank may be in conflict with the interests of the Bank’s clients.

The Committee shall hold monthly meetings and shall be presided over by the President, who shall be elected among Regular Directors at the Committee’s first meeting. The Committee shall also have a Secretary in charge of establishing the agenda items, and preparing the minutes for each issue discussed, along with the decisions made in each case. In the absence of the President, meetings shall be presided over by the Executive Director or General Manager.

The quorum is constituted with the absolute majority of the Committee’s members and decisions are made by a majority of the present members.

e)	Risk Committees

1.	Risk Management Committee

This committee is the Entity’s uttermost risk management collegiate body. It is comprised by the Chief Executive Officer or General Manager, Risk Director, Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager ; the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Global Management, Head of the Area of the issue under discussion and Speaker (specific attendants).

The Committee’s main functions are the following:

•	Approving all such Clients’ or Business Groups’ operations and Financial Programs of Corporate and Investment Management in excess of the limits of authorization vested upon the Committee of Credit Risk, Financial Entities and Issuer Risk, and all such decisions made out of the local scope; all such operations that are not included in the preceding item which, due to their special or exceptional nature, should be dealt with by such committee.

•	Approving individual and corporate clients’ refinance transactions, settlements and charge-offs, as per the effective Delegation Rule;

•	Approving the operations of Non-Delegated Risks (risks related to media, public importance, political parties, trade unions or companies related to the Bank or its officers);

•	Define and approve the strategies, manuals, policies, practices and procedures required for identifying, evaluating, measuring and managing the risks that the Bank faces (credit risk, market risk, structural risk, liquidity risk, operational risk, etc.).

•	Approve credit policies, rating tools and new pre-approved campaigns or massive campaigns.

•	Approve asset allocation limits, PLP’s and stress testing.

•	Approve the delegation of authority (the delegation amounts shall be set and revised by the Committee), as well as the release thereof in the applicable implementing regulations to be subsequently ratified by the Board of Directors.

•	Approving portfolio selling processes and portfolio performance and the realization of assets taken as credit collateral;

•	Convening the Crisis Committee, if deemed necessary or at the request of the Wholesale or Retail Monitoring Committee, and approving the actions defined by said Committee to mitigate the risk alerts previously discussed with the respective Monitoring Committees; and

•	Such other issues not be dealt with by this Committee are expressly delegated to the Technical Committee of Local Operations.

The Committee shall be presided over by the President (Chief Executive Officer or General Manager) and shall have a Secretary (Head of the Global Management) who, among other things, shall establish the agenda items and prepare the minutes for each issue discussed, along with the decisions made in each case. In the absence of the Chairman, his/her role shall be jointly performed by two permanent attendants (including optional attendants or attendants invited to the meeting to discuss specific issues). The Committee shall meet twice per week. If an urgent meeting is warranted, such meeting shall be convened on an extraordinary basis.

2.	Technical Committee of Local Operations

This Committee is comprised by the Risk Director, Internal Control Deputy Manager, Retail Risk Manager, Enterprise and Wholesale Risk Manager (as regular members); the Financial Risk Manager and the Recovery Manager (as optional attendants or to deal with specific matters); and the Head of the Global Management, Head of the Area of the issue under discussion and Speaker (specific attendants).

The Committee reviews operations for up to US$ 40 million and its main functions are the following:

•	Approving all such Clients’ or Business Groups’ operations and Financial Programs;

•	Approving extensions, short-term renewals and changes to short-term operations and Financial Programs and changes to Clients’ or Business Groups’ operations and Financial Programs in excess of the Wholesale Credit Risk Committee’s delegated authority;

•	Approving individual and corporate clients’ refinance transactions, settlements and charge-offs;

•	Approving renewals and extensions of pre-approved or mass campaigns.

The Committee’s meetings shall be presided over by the President (Risk Director), with the attendance of a Secretary (Head of the Global Management) who, among other things, shall establish the agenda items and prepare the minutes. In the absence of the Chairman, his/her role shall be jointly performed by two permanent attendants (including optional attendantsor attendantsinvited to the meeting to discuss specific issues)

Decisions shall be made unanimously or by absolute majority with the President’s favorable vote.

The quorum is constituted with the presence of at least two regular members (including the attendants called for to deal with specific matters) and two specific attendants.

The Committee shall meet on a weekly basis.

f)	Corporate Assurance Committee

This Committee is comprised by the Executive Director as President, members of the Management Committee as Regular Members, and the Committee´s Secretariat in charge of the Audit Director.

Its main functions are the following:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

•	Ensure the implementation and conservation of the Corporate Assurance model across the entities comprising the BBVA Group.

•	Setting priorities as to the control weaknesses identified by the specialized areas and by the Internal Auditors and as to the suitability, relevance and timing of the proposed corrective measures;

•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

•	Timely following up on the agreed-up risk mitigation action plans;

•	Communicating the actions taken to the specialists and Business Units;

•	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

•	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to BBVA Francés’ activities;

•	Overseeing the adequate deployment of the model tools and methodology; and

•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

Committee shall hold ordinary and special meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Special meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

g)	Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee

This committee is comprised by: (i) the Regular Director of BBVA Francés S.A., in its capacity as Chief Compliance Officer; (ii) the ultimate head of Regulatory Compliance; (iii) a Regular Director and (iv) the Head of Integrity, Market Conduct, Customer Compliance, Data Protection and Regulatory Oversight.

Its main functions are the following:

•	Set action plans and continuously review their progress;

•	Agree upon anti-money laundering actions to be considered in cases involving employees and suppliers;

•	Foster the adoption of the necessary actions to address ethically questionable situations;

•	Adopt the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

•	Foster action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

This Committee will meet on a monthly basis.

h)	Asset & Liability Committee

This committee is comprised by: (i) the Chief Executive Officer; (ii) the Chief Business Development and Digital Banking Officer; (iii) the Chief Financial and Planning Officer; (iv) the Chief Risk Officer; (v) the Commercial Director; (vi) the Chief Corporate & Investment Banking Officer; (vii) the Associate Director of Economic Review Services; (viii) the Planning and Efficiency Manager; (ix) the Manager of Financial Performance and Relations with Investors, and (x) the Financial Risk Manager.

Its main functions are:

•	Follow up on macroeconomic variables;

•	Analyze and discuss the conditions of local and international financial markets, forecast and impact on the Bank’s structural risks;

•	Follow up and control on liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels. Defining corrective measures, as necessary.

•	Review historical changes in and projection of the balance sheet, deviations from the budget, and comparison against the market and the competition;

•	Follow up on the bank’s excess liquidity, comparison against the market and review of stress scenarios;

•	Establish the funding strategy and the allocation of resources;

•	Define the pricing policy and lending and borrowing products;

•	Follow up on the changes to the bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals.

•	Design the investment strategy and the investment of excess funds;

•	Define the strategy of investment in Public Venture Capital.

•	Historical and projected changes to the Bank’s capital position and projected dividends and analyze proposals leading to the efficient use of such capital;

•	Cause financial and other analyses to be done as necessary to optimize the performance of the above items;

•	The Finance area is responsible for analyzing and following up on the proposals submitted to the committee through the applicable commissions.

This committee will meet on a monthly basis.

VII.	BBVA FRANCÉS´S SUBSIDIARIES AND AFFILIATES

a)	BBVA Francés Valores S.A. provides security trading services and other authorized operations to clients, either directly or through BBVA Banco Francés S.A.

b)	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law Nr. 24,083 as subsequently amended by Law Nr. 26,831.

c)	PSA Finance Argentina Compañía Financiera S.A. whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

d)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see note 3 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2016.

e)	Rombo Compañía Financiera S.A. whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

f)	BBVA Consolidar Seguros S.A.. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

g)	Volkswagen Financial Services CompañíaFinanciera S.A., a company engaged in providing secured loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated to the purchase, maintenance and insurance of vehicles.

VIII. NETWORK	OF BRANCHES AND RETAIL OFFICES

BBVA Francés operates a network of 251 branches distributed as follows: Autonomous City of Buenos Aires, 82 branches; Greater Buenos Aires, 52 branches, with the remaining 117 branches being situated in the Argentine provinces.

IX.	INFORMATION ON BUSINESS LINES

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	FINANCIAL INCENTIVES FOR PERSONNEL

BBVA Francés has a policy in place, namely, the application of a compensation system capable of attracting and retaining the persons most adequate to each position, according to the following principles:

-	Recognize and reward, based on individual performance, the accomplishment of objectives, of team-work and the quality of the results attained, as well as the skills and competencies that each person devotes to his/her work.

-	Ensure internal fairness through an analysis of the structure, the descriptions of the positions and the remunerations.

-	Ensure external competitiveness by updating information in line with the reference market.

-	Reward the contribution of tangible results.

The remuneration system includes all other payments collected by employees as consideration for their contributions to the organization in terms of time, position and results and it is made up by the fixed remuneration system and the variable remuneration system.

For the observance of these principles, the Bank has instruments embedded in the remuneration processes that are detailed below:

-	Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

-	Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Besides, BBVA Francés uses performance assessments as a key tool to remunerate the effort and the results of each employee. At the end of each fiscal year, each head of area evaluates the objectives of their employees in order to obtain the individual performance assessment of performance for the year. Within it, we can distinguish four types of objectives: Quantitative, Customer-related, Tactical and Other.

The outcome of the assessments reflects the levels contributed by each team member and it is on this basis that the right to collect the pre-defined incentives is defined.

“Cataloguing” is the name ascribed in the Bank to the process whereby the employee in charge makes a global assessment of each one of his/her reportees in the performance of their current functions and whose results are used for the enforcement of certain Human Resources policies.

“Projection”, in turn, is the process whereby the employee in charge makes a global assessment of each one of his/her reportees about their capabilities to discharge higher ranking functions inside the Bank. This valuation must be based on the experience, knowledge, skills and commitment of the employees.

Each employee has access to variable remuneration associated to his/her position and to the results obtained in the performance assessment. The aim is to incentivize and reward the attainment of results. The models currently in force are:

•	Model of incentives to the Branch Network: these are four quarterly payments and a further payment of annual indicators. Payment is subject to the attainment of the targets fixed for each person for each period. Each position has been assigned a grid of objectives and each one of these objectives are assigned a value.

•	Model of incentives to the Central Areas, the Channels, and Support to the Branch Network: variable remuneration is assigned annually to each employee by the supervisor based on the assessment of performance-evaluation of preformance and the position’s reference bonus. In addition, variables associated to the attainment of the Bank’s objectives in accordance with the criteria adopted by Grupo BBVA and the degree of budget compliance are assessed. These factors may have a positive or negative impact on the defined variable compensation.

•	Result-Oriented Management model of incentives: at the end of each fiscal year, each employee in this group is subject to an assessment whose score relates to the degree of objective attainment. These are renewed every year in line with the Bank’s strategy. The payment is determined on the basis of a benchmark bonus weighed by the individual score and adjusted on the basis of the Bank’s objective attainment and the degree of budget compliance.

•	Commission-based incentive model: the value of commissions depends on the unit assessment of each product based on the product’s contribution to the Bank’s results. The criteria to be applied in commission-based compensation are reviewed every year and they are paid every month in arrears.

•	Share-based payment incentive model: this is a program of incentives to directors based on the delivery of BBVA shares. The quantity of shares to be assigned is determined based on the level of responsibility of each beneficiary within the Bank. The quantity of shares finally delivered depends on the attainment of indicators and of their relevant weights.

Besides, starting in 2012, the Bank has incorporated a new system to calculate and pay the annual variable bonus for a given group of executives whose professional activities have a material impact on the Bank’s risk profile.

This group’s executives receive, at least, 50% of the annual variable bonus for each fiscal year in shares. The payment, both in cash and in shares is distributed as follows: 60% of the bonus is paid during the first quarter of the year and the remaining 40% is distributed in deferred thirds for up to 3 years as from the first date of payment of the variable bonus.

The shares delivered to this group of employees that are part of their annual variable bonus for the year are of restricted availability during the 6 months immediately following. The restricted availability regime applies to the net amount of the shares, that is, discounting the part necessary for the employee to pay the taxes levied on the shares received. Such restricted availability regime applicable to shares applies equally in the events of termination of the labor relationship between the employee or executive with BBVA Francés for any reason other than death and certified total labor disability in all degrees. At the expiration of the period of restricted availability, this group of BBVA Francés employees are free to transfer their shares as they see fit.

Besides attaining the objectives laid down for such incentive, beneficiaries must remain active in the Bank as of the date of calculation and settlement, must have generated the right to collect their ordinary variable bonus for that year and they must be free from penalties for serious breaches of the Code of Conduct and other internal regulations.

XI. CODE OF CONDUCT

The Bank has a Code of Conduct that binds all of BBVA Francés’ employees and officers.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the Group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with clients, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII. CONFLICTS OF INTEREST

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure for to be followed for interest conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other group companies.

Basically, it mandates that any director involved shall not be in attendance when the relevant corporate bodies in which he is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the director involved shall refrain from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies in its group, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

22.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with the Argentine professional accounting standards. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with the Argentine professional accounting standards may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between the accounting standards of BCRA and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

			Holding
		Market Value	Book balance	Book balance
	ID	of present	as of	as of	Position without	Final
Description	Caja de Valores	value	12-31-16	12-31-15	options	position
TÍTULOS PÚBLICOS

* Government securities as fair value
Local
In pesos
Secured Bonds maturing 2020	2423		1,737,508		1,737,508	1,737,508
National Treasury Bonds adjusted by CER due 2021	5315		649,721		649,721	649,721
National Treasury Bonds in pesos fixed rate maturing 2018	5316		542,000		542,000	542,000
National Treasury Bonds in pesos fixed rate maturing 2021	5318		327,356		328,421	328,421
Peso-denominated Discount governed by Argentine Law maturing in 2033	45696		227,048		227,048	227,048
Federal Government Bonds in Pesos Badlar + 325 bp maturing in 2020	5476		219,240		219,240	219,240
National Treasury Bonds in pesos fixed rate maturing 2023	5319		193,022		193,022	193,022
Other			179,365		179,365	179,365

Subtotal in pesos			4,075,260	2,894,594	4,076,325	4,076,325

In foreign currency
Federal Government Bonds in US Dollar 7% maturing in 2017	5436		196,624		196,624	196,624
Other			2,345		2,345	2,345

Subtotal in foreign currency			198,969	325,499	198,969	198,969

Subtotal Government securities at fair value			4,274,229	3,220,093	4,275,294	4,275,294

* Government securities at amortizedcost
Local
In pesos
Debt Securities of the Province of Buenos Aires in pesos Series II	32847	100,539	100,277		100,277	100,277
Other		164	164		164	164

Subtotal in pesos			100,441	164	100,441	100,441

In foreign currency
Treasury Bills in US Dollar maturing 03/20/2017	5199	787,605	787,486		787,486	787,486
Other		16,167	16,162		16,162	16,162

Subtotal in foreign currency			803,648	—,—	803,648	803,648

Subtotal Government securities at amortized cost			904,089	164	904,089	904,089

* Instrument
BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 03-15-17	46800		143,380		143,380	143,380
Argentine Central Bank External Bills due 01-25-17	46766		33,277		33,277	33,277
Other			761		761	761

Subtotal at fair value			177,418	5,975,561	177,418	177,418

Repurchase transactions
Argentine Central Bank Internal Bills due 05-03-17	46808		64,872		—,—	—,—

Subtotal repurchase transactions			64,872	—,—	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 03-01-17	46794		1,723,410		1,723,410	1,723,410
Argentine Central Bank Internal Bills due 04-26-17	46807		1,204,048		1,204,048	1,204,048
Argentine Central Bank Internal Bills due 02-01-17	46773		985,352		985,352	985,352
Argentine Central Bank Internal Bills due 01-04-17	46790		965,513		1,168,066	1,168,066
Argentine Central Bank Internal Bills due 05-17-17	46810		565,139		550,528	550,528
Argentine Central Bank Internal Bills due 05-03-17	46808		369,273		369,273	369,273
Argentine Central Bank Internal Bills due 02-08-17	46780		344,495		344,495	344,495
Argentine Central Bank External Bills due 01-11-17	46760		223,078		223,078	223,078
Argentine Central Bank Internal Bills due 01-11-17	46793		218,996		218,996	218,996
Argentine Central Bank Internal Bills due 01-25-17	46799		210,148		210,148	210,148
Argentine Central Bank Internal Bills due 01-18-17	46796		156,019		156,019	156,019
Other			167,342		167,342	167,342

Subtotal at amortized cost			7,132,813	5,111,019	7,320,755	7,320,755

Subtotal instruments issued by the BCRA			7,375,103	11,086,580	7,498,173	7,498,173

TOTAL GOVERNMENT SECURITIES			12,553,421	14,306,837	12,677,556	12,677,556

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

		Tenencia
		Market Value	Book balance	Book balance
	ID	of present	as of	as of	Position without	Final
Description	Caja de Valores	value	12-31-16	12-31-15	options	position

INVESTMENTS IN LISTED PRIVATE SECURITIES
Other Equity instruments
Local
In pesos
Other

Subtotal in pesos			—,—	126	—,—	—,—

From abroad
In Foreign currency

Other			49		49	49

Subtotal in foreign currency			49	48	49	49

Subtotal Equity instruments			49	174	49	49

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			49	174	49	49

TOTAL GOVERNMENT AND PRIVATE SECURITIES			12,553,470	14,307,011	12,677,605	12,677,605

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

COMMERCIAL PORTFOLIO

Normal performance	43,398,676	28,048,594

Preferred collaterals and counter guaranties “A”	1,751,341	1,715,283
Preferred collaterals and counter guaranties “B”	1,384,068	1,259,431
Without senior security or counter guaranties	40,263,267	25,073,880

With special follow-up	13,116	15,957

Under observation	5,968	8,788

Preferred collaterals and counter guaranties “B”	3,613	5,419
Without senior security or counter guaranties	2,355	3,369

Negociations for recovery or re-financing agreements underway	7,148	7,169

Preferred collaterals and counter guaranties “B”	6,177	859
Without senior security or counter guaranties	971	6,310

With problems	17,568	—,—

Without senior security or counter guaranties	17,568	—,—

With high risk of uncollectibility	11,385	13,134

Preferred collaterals and counter guaranties “B”	7,105	7,105
Without senior security or counter guaranties	4,280	6,029

Uncollectible	—,—	5,506

Without senior security or counter guaranties	—,—	5,506

TOTAL	43,440,745	28,083,191

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

CONSUMER AND HOUSING PORTFOLIO

Normal performance	36,684,989	31,510,894

Preferred collaterals and counter guaranties “A”	11,534	18,075
Preferred collaterals and counter guaranties “B”	2,626,202	2,605,846
Without senior security or counter guaranties	34,047,253	28,886,973

Low Risk	377,474	211,609

Other collaterals and counter guaranties “B”	30,814	20,454
Without senior security or counter guaranties	346,660	191,155

Medium Risk	350,546	179,566

Other collaterals and counter guaranties “B”	9,075	5,444
Without senior security or counter guaranties	341,471	174,122

High Risk	188,922	117,743

Other collaterals and counter guaranties “B”	16,460	9,293
Without senior security or counter guaranties	172,462	108,450

Uncollectible	27,707	26,618

Other collaterals and counter guaranties “B”	6,609	9,479
Without senior security or counter guaranties	21,098	17,139

Uncollectible, classified as such under regulatory requirements	26	66

Sin garantías ni contragarantías preferidas	26	66

TOTAL	37,629,664	32,046,496

TOTAL GENERAL (1)	81,070,409	60,129,687

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases(before allowances); Memorandum accounts -Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classificacition regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16		12.31.15
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	10,211,444	12.60%	6,522,757	10.85%

50 next largest clients	12,437,867	15.34%	7,079,649	11.77%

100 following clients	5,849,790	7.22%	4,428,163	7.36%

Remaining clients	52,571,308	64.84%	42,099,118	70.02%

TOTAL (1)	81,070,409	100.00%	60,129,687	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL

Government sector	—,—	98,819	—,—	—,—	—,—	—,—	—,—	98,819

Financial sector	—,—	2,012,617	718,859	535,989	161,262	214,878	161,432	3,805,037

Non financial private sector and residents abroad	281,244	37,942,729	8,120,833	8,937,614	7,444,925	6,186,373	8,252,835	77,166,553

TOTAL	281,244	40,054,165	8,839,692	9,473,603	7,606,187	6,401,251	8,414,267	81,070,409	(1)

(1)	See (1) in Exhibit B. Anexo B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos -

								Information about issuer
Concept		Acciones							Date from
Identification	Description	Class	Unit fair Value	Votos per share	Number			Main Business	Period / Fiscal year end	Capital stock	Stockholder equity		Income/ (Loss) for the period / fiscal year
						AMOUNT
						12.31.16	12.31.15
	FINANCIAL IN STITUTIONS, SUPPLEMENTARY AND AUTHORIZED Controlled
	Local:										miles de $

33642192049	BBVA Francés Valores S.A.	Common	500$	1	12,396	93,771	41,648	Stockbroker	12.31.2016	6,390		96,676	53,739
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.(en liquidación)	Common	1$	1	35,425,947	3,253	10,484	Pensions Fund Manager	12.31.2016	65,739		6,037	(8,404)
30707847367	PSA Finance Arg.Cía. Financiera S.A.	Common	1000$	1	26,089	352,404	327,554	Financial Institutions	12.31.2016	52,178		704,808	229,700
30548590163	BBVA Francés Asset Management S.A. Sociedad
	Gerente de Fondos Comunes de Inversión	Common	1$	1	230,398	171,847	160,594	Investment Fund Manager	12.31.2016	243		227,113	114,021
33707124909	Rombo Cía. Financiera S.A.	Common	1000$	1	24,000	295,599	246,842	Financial Institutions	12.31.2016	60,000		738,997	121,893
30682419578	Volkswagen FinancialServices Cía. Financiera S.A.	Common	1$	1	23,970,000	272,389	—,—	Financial Institutions	12.31.2016	497,000		534,096	1,258

		Subtotal Controlled				1,189,263	787,122

	Non Controlled
	Local:
30598910045	Prisma Medios de Pago S.A. (1)	Common	1$	1	1,571,996	20,514	14,206	Services to companies	12.31.2015	15,000		436,525	300,971
30690783521	Interbanking S.A.	Common	1$	1	149,556	10,581	7,304	Services	12.31.2015	1,346		383,370	317,632
	Otras					224	248
	Foreign:
30710156561	Banco Latinoamericano de Comercio Exterior S.A.	Common B	87$	1	20,221	3,990	3,273	Banking Institutions	12.31.2015	3,641,140		12,639,963	1,352,312

		Subtotal noncontrolled				35,309	25,031

		Total in financial intitutions,
		Supplementary and authorized				1,224,572	812,153

	IN OTHER COMPANIES
	Non Controlled
	Local:
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	109,782	59,023	Insurance	12.31.2016	10,651		898,417	323,125
	Foreign:
17BE1002	S.W.I.F.T. S.C.R.L.	Common	1759$	1	4	199	163	Financial messenger Institutions	12.31.2015	193,877		5,456,795	274,306

		Subtotal non- controlled				109,981	59,186

		Total in other companies				109,981	59,186

		TOTAL INVESTMENTS
		IN OTHER COMPANIES				1,334,553	871,339

(1) Refers to a irregular seven-month fiscal period, ended december 31, 2015,

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos-

	Net book				Depreciation for the fiscal year
Description	value at beginning of fiscal year	Additions	Transfers	Decreases	Years useful life	Amount	Net book value at 12-31-2016	Net book value at 12-31-2015

PREMISES AND EQUIPMENT

Real Estate	439,572	75,009	1,655,722	—,—	50	22,017	2,148,286	439,572

Furniture and Facilities	436,577	180,304	17,096	140	10	69,046	564,791	436,577

Machinery and Equipment	221,996	225,107	167,252	—,—	3 y 5	153,063	461,292	221,996

Automobiles	3,305	6,549	—,—	38	5	1,458	8,358	3,305

TOTAL	1,101,450	486,969	1,840,070	178		245,584	3,182,727	1,101,450

OTHER ASSETS

Construction in progress	65,617	172,774	(78,321)	18,969	—,—	—,—	141,101	65,617

Advances to suppliers of goods	1,409,691	660,937	(1,594,861)	—,—	—,—	—,—	475,767	1,409,691

Work of Art	992	—,—	—,—	—,—	—,—	—,—	992	992

Leased assets	2,199	—,—	—,—	—,—	50	47	2,152	2,199

Property taken as security for loans	1,788	815	—,—	778	50	101	1,724	1,788

Stationary and office supplies	27,394	52,877	—,—	36,868	—,—	—,—	43,403	27,394

Others	12,945	374,992	(166,888)	7,903	50	181	212,965	12,945

TOTAL	1,520,626	1,262,395	(1,840,070)	64,518		329	878,104	1,520,626

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

			Amortization for the fiscal year
Description	Net book value beginning of fiscal year	Additions	Years of useful life	Amount	Net book value at 12-31 2016	Valor residual at 12-31-2015

Goodwill	— ,—	3,596	10	120	3,476	— ,—

Organization and development expenses (1)	236,598	153,889	1 y 5	78,326	312,161	236,598

Organization and non - deductible expenses	— ,—	7,923	—,—	7,923	— ,—	— ,—

TOTAL	236,598	165,408		86,369	315,637	236,598

(1) This caption mainly includes costs from information technology projects and lease hold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16		12.31.15
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,048,094	3.53%	8,232,045	10.72%

50 next largest clients	6,503,517	5.67%	6,314,531	8.22%

100 following clients	4,508,402	3.93%	3,484,729	4.54%

Remaining clients	99,592,092	86.87%	58,761,158	76.52%

TOTAL	114,652,105	100.00%	76,792,463	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS AND OTHER LIABILITIES

FROM FINANCIAL TRANSACTIONS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Plazos que restan para su vencimiento
Descriptions	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL

Deposits	102,960,895	8,528,541	2,596,202	388,580	177,776	111	114,652,105

Other liabilities from financial transactions

Argentine Central Bank	12,135	4,038	6,168	8,307	1,322	—,—	31,970

Banks and international institutions	375,756	94,842	152,565	18,411	—,—	—,—	641,574

Financing received from local financial institutions	17,127	180,176	199,722	477,775	450,000	473,553	1,798,353

Others	8,449,411	68,245	104,235	140,396	22,338	—,—	8,784,625

Total O.L.F.T.	8,854,429	347,301	462,690	644,889	473,660	473,553	11,256,522

TOTAL	111,815,324	8,875,842	3,058,892	1,033,469	651,436	473,664	125,908,627

EXHIBIT J

MOVEMENT OF ALLOWANCES

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos-

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (7)		Reversals	Appplications	12.31.16	12.31.15

DEDUCTED FROM ASSETS

Government securities

- For impairment value	212	1	(5)	—,—	—,—	213	212

Loans

- Allowances for doubtfulloans	1,079,625	1,036,441	(1)	—,—	542,476	1,573,590	1,079,625

Other receivables form financial transactions

- Allowances for doubtful receivables and impairment	3,789	1,288	(1)	—,—	3	5,074	3,789

Receivables from financial leases

- Allowances for doubtful receivables and impairment	28,414	5,607	(1)	— ,—	6,834	27,187	28,414

Investment to other companies

- For impairment value	5	—,—	(3)	—,—	—,—	5	5

Other receivables

- Allowance for doubt receivable	323,721	324,962	(2)	506	34,072	614,105	323,721

Total	1,435,766	1,368,299		506	583,385	2,220,174	1,435,766

LIABILITIES - ALLOWANCES

Contingent commiments	610	—,—	(1)	29	—,—	581	610

Other contingencies	936,603	546,213	(4)	116	145,327	1,337,373	936,603

For administrative, disciplinary and criminal penalties	48,817	5,000	(6)	48,567	250	5,000	48,817

TOTAL	986,030	551,213		48,712	145,577	1,342,954	986,030

(1)	Recorded in compliance with the provisions of Communitions “A” 3918, as supplemented, of BCRA, taking into account note 2.3.f.).
(2)	Includes mainly the potential loans risk arising booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and deferred tax asset (see note 4.1).
(3)	Recorded to cover the estimated impairment in A.I.G. Latin American Fund’s equity.
(4)	Recorded to cover contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other law suits). (see note 2.3.p)
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	See note nota 6.1.
(7)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreing currency exchange difference “account, as follow:

Government securities	1
Loans	14,661
Other receivables from financial transactions	24
Other receivables	7,517

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 23)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
			Issued
Class	Quantify	Votes per share	Outstanding	In portfolio	Pending issuance or dsitribution		Paid in

Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

Accounts			12.31.16					12.31.15
	TOTAL OF PERIOD	TOTAL OF THE FISCAL YEAR (per type of currency)						TOTAL OF THE FISCAL YEAR
					Franco
ASSETS		Euro	Dólar	Libra	Suizo	Yen	Otras

Cash and due from banks	31,998,242	793,918	31,167,430	11,078	1,820	876	23,120	14,853,770
Government and private securities	1,002,666	—,—	1,002,617	—,—	—,—	—,—	49	346,382
Loans	12,446,718	—,—	12,446,718	—,—	—,—	—,—	—,—	3,927,962
Other receivables from financial transactions	471,815	134,195	337,620	—,—	—,—	—,—	—,—	1,229,168
Investment in other companies	4,188	199	3,989	—,—	—,—	—,—	—,—	3,436
Other receivables	632,225	1,634	630,591	—,—	—,—	—,—	—,—	348,760
Suspense items	1,841	8	1,833	—,—	—,—	—,—	—,—	1,579

TOTAL	46,557,695	929,954	45,590,798	11,078	1,820	876	23,169	20,711,057

PASIVO
Deposits	39,719,184	540,630	39,178,554	—,—	—,—	—,—	—,—	12,561,577
Other liabilities from financial transactions	2,964,044	209,474	2,741,647	9,945	734	574	1,670	5,833,207
Other liailities	141,672	11,825	129,847	—,—	—,—	—,—	—,—	76,312
Suspense items	12,372	58	12,314	—,—	—,—	—,—	—,—	4,300

TOTAL	42,837,272	761,987	42,062,362	9,945	734	574	1,670	18,475,396

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)

Contingent	5,483,480	218,462	5,265,018	—,—	—,—	—,—	—,—	4,149,394
Control	43,604,014	300,595	43,232,547	—,—	2,719	8,150	60,003	17,527,735

TOTAL	49,087,494	519,057	48,497,565	—,—	2,719	8,150	60,003	21,677,129

Credit accounts (except contra credit accounts)

Contingent	377,478	102,398	274,442	—,—	—,—	638	—,—	749,846
Control	150,580	2,505	148,075	—,—	—,—	—,—	—,—	78,351

TOTAL	528,058	104,903	422,517	—,—	—,—	638	—,—	828,197

EXHIBIT N

ASSISTANCE TO RELATED AND AFFILIATES

AS OF DECEMBER 31. 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	Status
Concept	Normal	With special follow-up / Low Risk	With problems / Medium Risk		With high risk of uncollectibility / High Risk		Uncollectible	Clasified uncollectible as such under regulatory requirement	TOTAL (1)
			Not yet matured	Past-due	Not yet matured	Past-due			12.31.16	12.31.15

1. Loans	2,289,886	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,289,886	1,718,350

- Overdraft	915	—,—	—,—	—,—	—,—	—,—	—,—	—,—	915	2,171
Without senior or counter guaranty	915	—,—	—,—	—,—	—,—	—,—	—,—	—,—	915	2,171

- Discounted Instruments	1,560	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,560	553
Without senior or counter guaranty	1,560	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,560	553

- Real Estate Mortgage and Collateral Loans	3,343	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,343	3,519
Other collaterals and counter guaranty “B”	3,343	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,343	3,519

- Consumer	1,989	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,989	3,222
Without senior or counter guaranty	1,989	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,989	3,222

- Credit Cards	10,586	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,586	7,251
Without senior or counter guaranty	10,586	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,586	7,251

- Others	2,271,493	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,271,493	1,701,634
Without senior or counter guaranty	2,271,493	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,271,493	1,701,634

2. Others receivables from financial transactions	35,324	—,—	—,—	—,—	—,—	—,—	—,—	—,—	35,324	45,560

3. Receivables from financial leases and other	404	—,—	—,—	—,—	—,—	—,—	—,—	—,—	404	509

4. Contingent commitments	112,638	—,—	—,—	—,—	—,—	—,—	—,—	—,—	112,638	81,246

5. Investments in other companies and private securities	1,301,479	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,301,479	825,972

TOTAL	3,739,731	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,739,731	2,671,637

TOTAL ALLOWANCES	19,433	—,—	—,—	—,—	—,—	—,—	—,—	—,—	19,433	17,644

(1)	Maximun amount granted to related clients during December ,2016 and 2015, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2016

(Translation of financial statements originally issued in Spanish - See note 21)

-Stated in thousands of pesos-

Type of contract	Purpose of transactions	Underlying asset	Type of settlement	Traded at / Counterparty	Weighted average term as originaly agreed (months)	Weighted average residual term (months)	Weighted verage term for difference settlemets (days)	Amount
SWAPS	Financial transactions -own count	—	Upon expiration of differences	RESIDENTS IN ARGENTINA-
				FINANCIAL SECTOR	23	18	39	2,227,278

SWAPS	Interest rate hedge	—	Upon expiration of differences	RESIDENTS IN ARGENTINA-
				NON-FINANCIAL SECTOR	122	33	7	24,084

FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	MAE	3	2	1	1,765,915

FUTURES	Financial transactions -own count	Foreign currency	Daily of differences	ROFEX	2	1	1	631,359

FUTURES	Financial transactions -own count	Foreign currency	Upon expiration of differences	RESIDENTS IN ARGENTINA-
				NON-FINANCIAL SECTOR	2	1	73	3,413,338

REPOS	Financial transactions -own count	National Public Securities	Upon expiration of differences	FINANCIAL SECTOR	1	1	1	1,065

REPOS	Financial transactions -own count	Others	Upon expiration of differences	RESIDENTS IN ARGENTINA-
				FINANCIAL SECTOR	1	1	1	198,899
TOTAL								8,261,938

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2016 AND 2015

(Art. 33 of Law no. 19.550)

(Translation of financial statements originally issued in Spanish - See note 23)

Stated in thousands of pesos

	12.31.16	12.31.15
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	14,176,644	5,067,290
Due from banks and correspondents	34,049,463	22,902,996

Argentine Central Bank (BCRA)	31,268,051	22,584,758
Other local	113,958	2,532
Foreign	2,667,454	315,706

	48,226,107	27,970,286

B. GOVERNMENT AND PRIVATE SECURITIES (Note 7.a.):
Holdings booked at fair value	4,304,931	3,223,178
Holdings booked at amortized cost	904,089	164
Instruments issued by the BCRA	7,375,103	11,086,580
Investments in listed private securities	154,899	112,481

Less: Allowances	213	212

	12,738,809	14,422,191

C. LOANS:
To government sector	98,819	66,799

To financial sector	1,991,564	1,743,165

Interfinancial – (Call granted)	404,085	184,500
Other financing to local financial institutions	1,442,702	1,340,586
Interest and listed-price differences accrued and pending collection	144,777	218,079

To non financial private sector and residents abroad	78,417,690	55,859,298

Overdraft	9,546,565	6,739,426
Discounted instruments	10,896,722	9,559,666
Real estate mortgage	1,889,443	2,122,955
Collateral Loans	5,628,320	4,567,505
Consumer	9,368,939	7,343,933
Credit cards	22,520,843	18,322,958
Other (Note 7.b.)	17,754,130	6,510,536
Interest and listed-price differences accrued and pending collection	1,142,074	908,684
Less: Interest documented together with main obligation	329,346	216,365

Less: Allowances	1,618,152	1,105,941

	78,889,921	56,563,321

Carried Forward	139,854,837	98,955,798

Brought forward	139,854,837	98,955,798

	12.31.16	12.31.15

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	928,612	926,177
Amounts receivable for spot and forward sales to be settled	204,296	1,108,744
Instruments to be received for spot and forward purchases to be settled	485,109	1,117,655
Unlisted corporate bonds	325,925	200,894
Non-deliverable forward transactions balances to be settled	34,561	33,150
Other receivables not covered by debtor classification regulations	12,156	—,—
Other receivables covered by debtor classification regulations	446,019	349,651

Less: Allowances	8,772	7,397

	2,427,906	3,728,874

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases	2,048,800	2,407,614
Interest accrued pending collection	26,620	29,661

Less: Allowances	28,449	29,824

	2,046,971	2,407,451

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	299,589	250,115
Other (Note 7.c.)	208,041	103,267

Less: Allowances	5	5

	507,625	353,377

G. OTHER RECEIVABLES:
Other (Note 7.d.)	3,186,645	2,750,501
Other interest accrued and pending collection	1,219	671

Less: Allowances	718,596	374,063

	2,469,268	2,377,109

H. PREMISES AND EQUIPMENT:	3,198,298	1,107,173

I. OTHER ASSETS:	920,009	1,561,899

J. INTANGIBLE ASSETS:
Goodwill	3,476	—,—
Organization and development expenses	312,335	236,861

	315,811	236,861

K. SUSPENSE ITEMS:	11,986	7,656

TOTAL ASSETS:	151,752,711	110,736,198

(Cont.)

	12.31.16	12.31.15
LIABILITIES:

L. DEPOSITS:
Government sector	2,640,909	3,116,576

Financial sector	247,891	94,643

Non financial private sector and residents abroad	111,732,953	73,653,274
Checking accounts	19,863,400	18,187,331
Savings deposits	42,577,203	22,451,097
Time deposits	35,148,553	31,194,298
Investments accounts	85,194	34,807
Other	13,429,450	1,271,170
Interest and listed-price differences accrued payable	629,153	514,571

	114,621,753	76,864,493

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:

Argentine Central Bank	31,970	49,042

Other	31,970	49,042

Banks and International Institutions	636,153	1,386,931
Unsubordinated corporate bonds	2,146,166	1,834,024
Amounts payable for spot and forward purchases to be settled	325,111	1,112,631
Instruments to be delivered for spot and forward sales to be settled	402,153	1,237,890
Financing received from Argentine financial institutions	771,130	398,008

Interfinancial (call borrowed)	14,300	43,000
Other financing from local financial institutions	756,808	354,845
Interest accrued payable	22	163
Non-deliverable forward transactions balances to be settled	6,128	1,116,953
Other (Note 7.e.)	9,303,503	7,747,766
Interest and listed-price differences accrued payable	163,368	148,803

	13,785,682	15,032,048

N. OTHER LIABILITIES:
Dividends payable	—,—	473,991
Fees payable	267	185
Other (Note 7.f.)	4,814,877	3,232,428

	4,815,144	3,706,604

O. ALLOWANCES	1,406,472	1,032,010

P. SUSPENSE ITEMS:	43,484	46,544

TOTAL LIABILITIES:	134,672,535	96,681,699

Q. MINORITY INTEREST IN SUBSIDIARIES (Note 4)	620,141	338,136

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	16,460,035	13,716,363

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	151,752,711	110,736,198

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

DEBIT ACCOUNTS

Contingent
Guaranties received	26,909,908	18,986,357
Contra contingent debit accounts	1,104,103	1,558,329

	28,014,011	20,544,686

Control
Receivables classified as irrecoverable	858,775	709,948
Other (Note 7.g.)	234,030,247	116,961,972
Contra control debit accounts	1,686,184	2,524,692

	236,575,206	120,196,612

Derivatives
“Notional” amount of non-deliverable forward transactions	2,623,708	5,876,854
Interest rate swap	1,980,362	963,368
Contra derivatives debit accounts	3,186,904	5,843,638

	7,790,974	12,683,860

TOTAL	272,380,191	153,425,158

CREDIT ACCOUNTS

Contingent
Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit I)	176,296	327,251
Guaranties provided to the BCRA	227,946	102,603
Other guaranties given covered by debtor classification regulations (Exhibit I)	264,058	342,972
Other guaranties given non covered by debtor classification regulations	87,776	273,808
Other covered by debtor classification regulations (Exhibit I)	348,027	511,695
Contra contingent credit accounts	26,909,908	18,986,357

	28,014,011	20,544,686

Control
Items to be credited	1,436,763	1,369,765
Other	249,421	1,154,927
Contra control credit accounts	234,889,022	117,671,920

	236,575,206	120,196,612

Derivatives
“Notional” amount of non-deliverable forward transactions	3,186,904	5,843,638
Contra credit derivatives accounts	4,604,070	6,840,222

	7,790,974	12,683,860

TOTAL	272,380,191	153,425,158

The accompanying notes through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Art. 33 - Law No.19.550)

(Translation of financial statements originally issued in Spanish - See note 23)

	12.31.16	12.31.15
A. FINANCIAL INCOME
Interest on loans to the financial sector	487,219	323,153

Interest on overdraft	3,416,893	2,195,640

Interest on discontinued instruments	2,065,673	1,440,128

Interest on real estate mortgage	395,024	323,896

Interest on collateral loans	1,105,776	947,891

Interest on credit card loans	4,021,446	2,817,236

Interest on other loans	4,090,754	3,268,535

Interest on other receivables from financial transactions	830	246

Interest on financial leases	448,794	410,217

Income from secured loans - Decree 1387/01	36,430	15,680

Income from government and private securities	4,094,432	3,556,527

Indexation by benchmark stabilization coefficient (CER)	576,363	188,906

Gold and foreign currency exchange difference	1,402,823	382,871

Other	537,481	693,853

	22,679,938	16,564,779

B. FINANCIAL EXPENSE
Interest on savings deposits	33,503	22,682

Interest on time deposits	7,687,587	5,162,162

Interest on interfinancial financing (call borrowed)	60,612	26,617

Interest on other financing from financial institutions	150,191	63,430

Interest on other liabilities from financial transactions	578,972	484,009

Other interest	3,917	6,198

Indexation by CER	444	61

Contribution to the deposit guarantee fund	240,651	392,417

Other	1,499,965	963,425

	10,255,842	7,121,001

GROSS INTERMEDIATION MARGIN - GAIN	12,424,096	9,443,778

C. ALLOWANCES FOR LOAN LOSSES	1,054,828	637,017

Carried Forward	11,369,268	8,806,761

Brought forward	11,369,268	8,806,761

	12.31.16	12.31.15

D. SERVICE CHARGE INCOME
Related to lending transactions	3,781,719	2,664,491
Related to liability transactions	2,580,942	1,992,077
Other commissions	468,602	308,837
Other	1,424,644	1,130,431

	8,255,907	6,095,836

E. SERVICE CHARGE EXPENSE
Commissions	3,036,242	1,825,973
Other (Note 7.h)	896,866	594,807

	3,933,108	2,420,780

F. ADMINISTRATIVE EXPENSES
Payroll expenses	5,554,376	3,757,320
Free to bank Directors and Supervisory Comittee	8,341	6,261
Others profesional Fees	158,736	105,008
Advertising and publicity	377,769	241,686
Taxes	913,654	676,716
Fixed assets depreciation	246,413	199,367
Organizational expenses amortization	78,415	66,809
Other operating expenses	1,277,336	912,253
Others	942,593	629,726

	9,557,633	6,595,146

NET GAIN FROM FINANCIAL TRANSACTIONS	6,134,434	5,886,671

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(106,220)	(136,071)

G. OTHER INCOME
Income from long-term investments	191,430	192,666
Punitive interests	39,621	32,320
Loans recovered and reversals of allowances	237,104	151,733
Other (Note 7.i.)	699,643	234,452

	1,167,798	611,171

H. OTHER EXPENSE
Punitive interests and charges paid to BCRA	1,705	32
Charge for uncollectibility of other receivables and other allowances	912,665	352,957
Amortization of difference arising from judicial resolutions	7,923	6,615
Depreciation and losses from miscellaneous assets	1,530	1,566
Goodwill amortization	120	—,—
Other (Note 7.j)	178,527	165,644

	1,102,470	526,814

NET GAIN BEFORE INCOME TAX AND TAX MINIMUM PRESUMED INCOME	6,093,542	5,834,957

I. INCOME TAX AND TAX MINIMUM PRESUMED INCOME	2,449,870	2,050,470

NET INCOME FOR THE FISCAL YEAR	3,643,672	3,784,487

The accompanying notes 1through to 7 to the consolidated financial statements with subsidiaries and the Exhibit I are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivelents at the beginning of the fiscal year	28,363,286 (1)	12,951,964 (1)
Cash and cash equivelents at the end of the fiscal year	48,856,107 (1)	28,363,286 (1)

Net increase in cash and cash equivelents	20,492,821	15,411,322

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections from:
-Government and private securities	5,777,814	767,825
- Loans	(4,559,752)	(2,748,992)

to financial sector	(84,701)	(614,149)
al non-financial public sector	37	(67)
al non-financial private sector and residents abroad	(4,475,088)	(2,134,776)
- Other receivables from financial transactions	(242,144)	(629,460)
- Receivables from financial leases	360,480	(334,209)
- Deposits	28,094,626	18,836,465

to financial sector	153,248	17,161
to non-financial public sector	(510,870)	2,100,601
to non-financial private sector and residents abroad	28,452,248	16,718,703
- Other liabilities from financial transactions	326,222	4,704,077

Financing from financial or interfinancial sector (call borrowed)	(28,700)	42,951
Others (except liabilities included in Financing Activities)	354,922	4,661,126
Collections related to service charge income	8,262,943	6,117,192
Payments related to service charge expense	(3,929,469)	(2,423,411)
Administrative expenses paid	(8,932,771)	(6,185,266)
Organizational and development expenses paid	(161,812)	(84,461)
Net collections from punitive interest	35,508	29,888
Differences from judicial resolutions paid	(7,923)	(6,615)
Collections of dividends from other companies	207,404	49,915
Other collections related to other income and expenses	894,352	406,214

Net cash flows provided by operating activities	26,125,478	18,499,162

Investment activities

Net payments from premises and equipment	(419,649)	(282,772)
Net payments from other assets	(1,296,999)	(529,305)
Payments for purchase of investment in other companies	(53,040)	—
Other payments from investments activities	(703,808)	(1,134,776)

Net cash flows used in investment activities	(2,473,496)	(1,946,853)

Financing activities

Net (payments) / collections from:
- Unsubordinated corporate bonds	312,142	(34,410)
- Argentine Central Bank	(16,884)	(23,885)

Other	(16,884)	(23,885)
- Banks and international agencies	(790,629)	980,900
- Financing received from local financial institutions	401,963	230,470
Payments of dividends	(1,463,992)	—,—
Other payments related to financing activities	(1,601,761)	(2,294,062)

Net cash flows used in financing activities	(3,159,161)	(1,140,987)

Net increase in cash and cash equivalents	20,492,821	15,411,322

(1)	See note 6 “Statements of cash and cash equivalents flow”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2016 AND 2015

(Art. 33 of Law Nr. 19,550)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated - line by line – its balance sheets as of December 31, 2016 and 2015, as per the following detail:

•	As of December 31, 2016:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2016.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2016.

c)	With the financial statements of Volkswagen Financial Services Compañía Financiera S.A. as of December 31, 2016. Given that this Company was acquired on September 26, 2016, the income/(loss) and the changes in cash flows were consolidated only in the period beginning on September 26, 2016 and ending on December 31, 2016.

•	As of December 31, 2015:

a)	With the financial statements of BBVA Francés Valores S.A., PSA Finance Argentina Cía, Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión for the fiscal year ended December 31, 2015.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month period ended December 31, 2015.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve period ended on December 31, 2016 and 2015.

Interests in subsidiaries as of December 31, 2016 and 2015 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015

BBVA Francés Valores S.A.	Common	12,396	12,396	96,9953	96,9953	96,9953	96,9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53,8892	53,8892	53,8892	53,8892
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50,0000	50,0000	50,0000	50,0000
Volkswagen Financial Services Compañía Financiera S.A.	Common	23,970,000	—,—	51,0000	—,—	51,0000	—,—
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Common	230,398	230,398	95,0000	95,0000	95,0000	95,0000

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4.8498 % through BBVA Francés Valores S.A.

Total assets, liabilities, stockholders’ equity and net income in accordance with the criteria defined in note 2 below, as of December 31, 2016 and 2015, are listed below. In the case of Volkswagen Financial Services Compañía Financiera SA, the results correspond to the period between September 26 and December 31, 2016 are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015	12-31-2016	12-31-2015

BBVA Francés Valores S.A.	98,892	44,205	2,216	1,268	96,676	42,937	53,739	16,948

Consolidar AFJP S.A. (undergoing liquidation proceedings)	40,576	55,476	34,539	36,022	6,037	19,454	(13,417)	10,935

Volkswagen Financial Services Compañía Financiera S.A.	1,826,091	—,—	1,291,995	—,—	534,096	—,—	(12,849)	—,—

PSA Finance Argentina Cía. Financiera S.A.	3,160,749	2,360,339	2,455,941	1,705,231	704,808	655,108	229,700	260,780

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	265,302	238,189	38,189	25,095	227,113	213,092	114,021	84,169

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the Argentine professional accounting standards:

Arising from the application of the accounting standards laid down by BCRA and the Argentine professional accounting standards:

•

PSA Finance Argentina Cía, Financiera S.A. assesses its income tax liability applying the effective tax rate to the estimated taxable income, without considering the effect of temporary differences between the valuation of assets and liabilities for accounting and tax purposes. In accordance with Argentine professional accounting standards, a deferred tax asset should be recognized where the reversal of temporary differences will result in a future decrease in the assessed tax liability. In addition, unused tax losses or tax credits deductible from future taxable income should be recognized as deferred assets, to the extent their recoverability is likely. Should this criterion have been applied, shareholder’s equity disclosed in the consolidated financial statements would have been increased by 14,007 and 8,021 as of December 31, 2016 and 2015, respectively.

In the case of Volkswagen Financial Services Compañía Financiera S.A., shareholder’s equity disclosed in the consolidated financial statements would have been increased by 3,445 as of December 31, 2016.

•	The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged up front to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with Argentine professional accounting standards, Had this criterion been applied, shareholders’ equity would have been increased by 4,711 and 3,764 as of December 31, 2016 and 2015, respectively.

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law Nr. 26,425- Dissolution and liquidation of Consolidar AFJP S.A.:

Law Nr. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA), As a consequence, Consolidar AFJP S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System, Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution Nr. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar AFJP S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar AFJP S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr, Gabriel Orden and Mr. Rubén Lamandia to act as liquidators of Consolidar AFJP S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar AFJP S.A.

On January 28, 2010, the dissolution of Consolidar AFJP S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (IGJ).

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar AFJP S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the IGJ conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar AFJP S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law Nr. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar AFJP S.A. (undergoing liquidation proceedings) on June 11, 2010.

On December 7, 2010, Consolidar AFJP S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters Nr. 4, Clerk of Court’s Office Nr. 7, case file Nr. 40,437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar AFJP S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages. On March 9, 2012, the Court ordered the service of process on the National State. On November 23, 2012, the Court handed down a resolution demanding the production of evidence within a term of forty days. On May 13, 2013, the Court hearing in the case ordered that evidence be produced, The Company is providing depositions, documentary evidence and expert witnesses’ reports. On May 28, 2013, the Company accompanied the statements and the testimony of witnesses, as the case is currently at the evidence production stage.

4.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2016	12-31-2015
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	2,784	8,970
BBVA Francés Valores S.A.	2,905	1,289
PSA Finance Argentina Cía. Financiera S.A.	352,404	327,554
Volkswagen Financial Services Compañía Financiera S.A.	261,707	—,—
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	341	323

Total	620,141	338,136

5.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores S.A. holds two shares of Mercado de Valores de Buenos Aires S.A. booked in the amount of 66,400 and 22,000 as of December 31, 2016 and 2015, respectively. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of the company with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

6.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-16	12-31-2015	12-31-2014

a) Cash and due from banks	48,226,107	27,970,286	12,559,464

b) Loans to financial sectors, call granted maturity date less than three months.	630,000	393,000	392,500

CASH AND CASH EQUIVALENTS	48,856,107	28,363,286	12,951,964

Items b) is considered to be cash equivalents because it is held in order to meet short-term commitments, they are readily convertible in known cash amounts, they are subject to insignificant risk of changes in value and their maturity is less than three months.

7.	BREAKDOWN OF MAIN ITEMS

The detail of the main items included in financial statements is as follows:

	12-31-2016	12-31-2015

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings at fair value

Secured Bonds due in 2020	1,737,508	1,540,136
Federal Government Bonds adjusted by CER due 2021	649,721	—,—
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	542,000	—,—
National Treasury Bonds fixed rate maturing 2021	327,356	—,—
Peso-denominated Discount governed by Argentine Law maturing in 2033	227,048	432,131
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	219,240	—,—
Federal Government Bonds in US Dollar 7% maturing in 2017	197,363	11,220
National Treasury Bonds fixed rate maturing 2023	193,022	—,—
Federal Government Bonds in Pesos Badlar + 300 bp maturing in 2017	—,—	519,214
Federal Government Bonds in US Dollars 0,75% due 2017	—,—	70,053
Federal Government Bonds in Pesos Badlar + 200 bp due 2017	—,—	232,675
Argentine Bond of Saving towards economic development	—,—	201,993
Federal Government Bonds in Pesos Badlar + 200 bp due 2016	—,—	117,593
Debt Consolidation Bonds Sixth Series	—,—	21,120
Federal Government Bonds in US Dollars 8,75% due 2024	—,—	4,310
US Dollar-linked Argentine Government Bond at 1,75% maturing in 2016	—,—	38,550
Argentine Treasury Bonds 18 months maturing 09-30-16	—,—	31,725
Other	211,673	2,458

Total	4,304,931	3,223,178

	12-31-2016	12-31-2015

* Holdings booked at amortized cost

Treasury Bills in US Dollar maturing 03/20/2017	787,486	—,—
Debt Securities of the Province of Buenos Aires in pesos Series II	100,277	—,—
Other	16,326	164

Total	904,089	164

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	7,375,103	11,086,580

Total	7,325,103	11,086,580

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	121,775	97,943
FBA Bonos Argentina Investment Fund	17,600	13,020
FBA Renta Pesos Plus Investment Fund	10,083	—,—
Other	5,441	1,518

Total	154,899	112,481

- Allowances	(213)	(212)

Total	12,738,809	14,422,191

b) LOANS - Other

Loans for prefinancing and export financing	8,486,700	1,530,180
Other fixed-rate financial loans	2,948,343	1,996,772
Financial loans communication “A” 5319	1,936,170	2,039,062
Loans to financial entities not resident in Argentina	1,674,658	82,889
Other loans to Concessionaires F.P.	1,454,016	—,—
Other loans at reduced rate	208,399	49,462
Other	1,045,844	812,171

Total	17,754,130	6,510,536

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies - unlisted	109,981	59,186
In companies-supplementary activities	98,060	44,081

Total	208,041	103,267

	12-31-2016	12-31-2015

d) OTHER RECEIVABLES – Other

Guarantee deposits	1,120,490	733,597
Tax prepayments	667,314	298,586
Miscellaneous receivables	637,255	940,360
Prepayments	404,927	502,503
Loans to personnel	175,507	166,143
Advances to personnel	118,544	97,777
Other	62,608	11,535

Total	3,186,645	2,750,501

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Accounts payable for consumption	4,724,388	3,171,773
Collections and other operations for the account of third parties	1,569,700	1,778,719
Other withholdings and collections at source	1,320,614	985,654
Money orders payable	538,216	1,405,633
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	369,284	42,526
Fees collected in advance	332,523	131,299
Pending Banelco debit transactions	147,393	143,161
Third-party collection Floor Planning VW	137,134	—,—
Loans received from Interamerican Development Bank (IDB)	17,567	6,983
Accrued commissions payable	16,274	4,705
Social security payment orders pending settlement	14,945	8,471
Funds raised from third parties	13,392	17,800
Other	102,073	51,042

Total	9,303,503	7,747,766

	12-31-2016	12-31-2015

f) OTHER LIABILITIES – Other

Accrued taxes	1,561,214	866,450
Miscellaneous payables	1,294,341	868,507
Accrued salaries and payroll taxes	984,983	684,949
Amounts collected in advance	969,780	808,695
Other	4,559	3,827

Total	4,814,877	3,232,428

	12-31-2016	12-31-2015

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	118,909,223	84,155,252
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	101,831,865	25,005,318
Checks not yet credited	9,756,237	5,385,156
Collections items	1,264,327	538,366
Checks drawn on the Bank pending clearing	1,125,465	666,247
Cash in custody on behalf of the BCRA	920,400	1,009,188
Other	222,730	202,445

Total	234,030,247	116,961,972

h) SERVICE CHARGE EXPENSE - Other

Turn-over tax	566,787	417,365
Insurance paid on lease transactions	199,843	152,015
Insurance paid for life insurance	88,332	—,—
Other	41,904	25,427

Total	896,866	594,807

i) OTHER INCOME – Other

Deferred income tax (1)	327,423	6,800
Income from the Credit Card Guarantee Fund	151,343	64,609
Related parties expenses recovery	64,820	59,432
Interest on loans to personnel	26,751	28,812
Income from payment orders	18,691	106
Rentals	2,830	2,448
Other	107,785	72,245

Total	699,643	234,452

(1)	Offset by the same amount recorded in the account Charge for uncollectibility of other receivable and other allowances from other expense category.

j) OTHER EXPENSE – Other

Insurance losses	33,544	19,378
Donations	27,545	22,290
Turn-over tax	17,800	10,141
Private health insurance for former employees	17,206	14,541
Unrecoverable legal costs	8,835	—,—
Charges for administrative, disciplinary and criminal penalties	5,000	48,817
Other	68,601	50,477

Total	178,527	165,644

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

COMMERCIAL PORTFOLIO

Normal performance	42.728.348	27.579.149

Preferred collaterals and counter guaranties “A”	1.751.341	1.715.283
Preferred collaterals and counter guaranties “B”	1.413.827	1.280.428
Without senior security or counter guaranties	39.563.180	24.583.438

With special follow-up	13.116	15.957

Under observation	5.968	8.788

Preferred collaterals and counter guaranties “B”	3.613	5.419
Without senior security or counter guaranties	2.355	3.369
Negociations for recovery or re-financing agreements underway	7.148	7.169

Preferred collaterals and counter guaranties “B”	6.177	859
Without senior security or counter guaranties	971	6.310

Con problemas	17.568	1.015

Con garantías y contragarantías preferidas “B”	—,—	683
Sin garantías ni contragarantías preferidas	17.568	332

With high risk of uncollectibility	11.385	13.134

Preferred collaterals and counter guaranties “B”	7.105	7.105
Without senior security or counter guaranties	4.280	6.029

Uncollectible	—,—	5.506

Without senior security or counter guaranties	—,—	5.506

TOTAL	42.770.417	27.614.761

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2016 AND 2015

(Translation of financial statements originally issued in Spanish - See note 23)

-Stated in thousands of pesos-

	12.31.16	12.31.15

CONSUMER AND HOUSING PORTFOLIO

Normal performance	40.347.631	33.605.457

Preferred collaterals and counter guaranties “A”	11.534	18.075
Preferred collaterals and counter guaranties “B”	5.808.488	4.571.601
Without senior security or counter guaranties	34.527.609	29.015.781

Low Risk	420.832	254.741

Other collaterals and counter guaranties “B”	68.816	59.473
Without senior security or counter guaranties	352.016	195.268

Medium Risk	363.965	192.418

Other collaterals and counter guaranties “B”	20.628	16.513
Without senior security or counter guaranties	343.337	175.905

High Risk	198.986	129.879

Other collaterals and counter guaranties “B”	24.799	19.573
Without senior security or counter guaranties	174.187	110.306

Uncollectible	41.900	41.604

Other collaterals and counter guaranties “B”	18.483	22.370
Without senior security or counter guaranties	23.417	19.234

Uncollectible, classified as such under regulatory requirements	87	140
Other collaterals and counter guaranties “B”	61	74
Without senior security or counter guaranties	26	66

TOTAL	41.373.401	34.224.239

GENERAL TOTAL (1)	84.143.818	61.839.000

(1)	Items included: Loans (before allowances): Other receivables from financial transactions; Unlisted corporate bonds and Other receivables by debtor classification regulations; Receivables from financial leases(before allowances); Memorandum accounts - Credit-Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classificacition regulations and Other covered by debtor classification regulations.

INFORMATIVE SUMMARY OF ACTIVITY FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2016

(Consolidated amounts – Stated in thousand Pesos)

BBVA Francés booked a gain of 3,643,672, thus reaching an average return on equity (ROE) of 24.1% and an average return on assets (ROA) of 2.8%.

BBVA Francés continues to be focused on improving the experiences of clients during each one of their contacts with the Bank. To this end, the Entity has a broad distribution model with countrywide presence and a network of 302 customer service points. Out of these, 251 are retail banking branches and 34 are branches that specialize in small and medium enterprises and institutions. Corporate banking, in turn, is divided into industry sectors: Consumption, Heavy Industries and Energy that interact with large enterprises on a personalized basis. To supplement its distribution network, BBVA Francés has 15 banks on an “on the premises” modality, 1 point of sales, 1 point of Express customer service, 728 automatic teller machines and 789 self-service terminals. As of December 31, 2016, the Bank had 6.253 employees.

In 2016, BBVA Francés focused on establishing new user experience standards, providing groundbreaking digital platforms, improving and increasing the interaction with both customers and non-customers, offering outstanding product experiences, and developing more efficient service and distribution models, while ensuring a larger scale.

On the other hand, the Bank made efforts to acquire new digital customers (web + mobile) in order to boost digital sales through the development of products with high potential.

The Bank also continued designing new business models and leveraging the strategic partner model (LATAM, PSA Finance Argentina Cía. Financiera S.A., Rombo Cía. Financiera S.A., Volkswagen Financial Services Cía. Financiera S.A., etc.) to offer larger-scale products and services in an attempt at gaining new customers.

Regarding the performance of the Bank in terms of activity, the Bank’s portfolio of loans to the private sector totaled 80,409,254 as of December 31, 2016, which points to an 39.6% growth rate in the last twelve months, while during the quarter the growth rate was of 10.7%. The market share increased by 22 basis points to 6.7% at the end of the year.

This growth was supported by a significant increase in the portfolio of loans to companies, which grew by 6.5% in the last twelve months, resulting in a 99 basis-point increase in the share of commercial loans, reaching 7.15%. Foreign trade finance had an outstanding performance over the period.

Consumer finance rose by 21.8% over the year, with consumer loans and credit cards showing a good performance (a rise of 27.6% and 22.9%, respectively).

The Bank continued reinforcing its strategy in the secured loan business. In this regard, in September 2016, BBVA Francés consummated the purchase of a 51% equity interest in Volkswagen Financial Services Compañía Financiera S.A., with such transaction being followed by a capital increase, as established at the Shareholder’s Meeting of Volkswagen Financial Services Compañía Financiera S.A. (see Note 19). As at December 2016, 40.3% of such secured loans are granted through BBVA Francés and its affiliates.

Regarding asset quality, the Bank has been able to maintain the best indicators of the Argentine financial system, in an environment that has shown signs of deterioration. The portfolio quality ratio (non-performing Financing / Total financing) was 0.75%, with a coverage ratio (total allowances / non-performing Financing) of 261.24 % at the end of the period.

As of December 31, 2016, the portfolio of Government securities, totaled 5,209,020 and represented 3.4% of the Bank’s Total assets, while the instruments issued by the Argentine Central Bank, net of repurchase agreements, totaled 7,444,258 as of that date and since they are short-term, they are used in order to allocate liquidity.

As to liabilities, total clients’ resources totaled 114,621,753, indicative of 49.1% growth in the last twelve months. By kind of product, in the same period, sight deposits grew by 53.7% and term deposits grew by 12.8%. On the other hand and following the application of the tax amnesty scheme, the Bank booked balances in special accounts of 11,513,297, accounting for 10% of total deposits to the private sector.

BBVA Francés maintains sufficient levels of liquidity and solvency. As of December 31, 2016, liquid assets (Cash and cash equivalents plus Government and Private securities) represented 53.2% of the Bank’s deposits. Besides, the capital ratio was at 13.6% of risk-weighted assets. The Bank surpassed capital minimum requirements by 6,552,216.

Net financial income showed adequate performance, experiencing an increase of 31.6% over the year, while revenues grew 36.9% mainly by the intermediation with the private sector and increased exchange gains following the elimination of exchange controls and a rise in exchange trades, the expenses increased at a faster pace (44%), due tohigher interest expense caused by a rise in the average rate and its faster impact on liabilities.

The provision for loan losses increased compared to the same quarter of 2015 resulted of the portfolio impairment, mainly the retail portfolio and a greater volume of placements.

Service revenues, net increased by 17.6% over the year, fees earned grew by 35.4% to 8,255,907, mainly due to the revenues derived from increased credit card spending and increased activity on deposit accounts. On the other hand, expenses grew by 62.5% to 3,933,108, as a result of higher fees paid on the LATAM Pass program, credit card spending promotions and customer acquisition campaigns, resulting in over 20,000 new customers. Finally, pursuant to Communication “A” 5928 laid down by the Argentine Central Bank, certain changes were introduced to the insurance business effective September 1, 2016. For instance, users may not be charged any kind of fees and/or expense for credit life insurance, which thereafter are required to be borne by financial entities, thus resulting in increased fees paid in 2016.

Administrative expenses totaled 9,557,633, a 44.9% increase compared to 2015. The increase in personnel expenses was attributable to the pay rise and the other benefits agreed upon with the trade union, in addition to an 8% increase in the headcount. General expenses reflected further increases in cash logistics, rental payments, advertising, electricity, communications and taxes. It should be noted that the increase in expenses is the result of the increased volume of activities, an overall rise in prices, currency depreciation, and rising tariffs.

Outlook

BBVA Francés’ strategy for 2017 will be supported by three pillars which are closely related to customers’ needs and requirements:

•	Improve customers’ experience

In addition to focusing on quality standards, the Bank will also place the emphasis on redefining processes and establishing measurable service levels, both for internal and external customers, all of which will require further innovation.

Concerning segments, the Bank will work on increasing the flexibility of the service model and the current roles and functions to deliver a better service. The Bank seeks to empower its officials so that they can respond to their customers’ product needs and provide new service channels. Another segmentation pillar will be the investment business: the Bank will seek to generate new alternatives by leveraging the digital world in order to create a product offering that differentiates it in the market.

•	Distribution

BBVA Francés seeks to increase the customer portfolio and, to such end, it will need to have capacities in place to support profitable and efficient growth. Hence, the strategy is oriented to the development of channels. In this regard, it is of utter importance that the entire customer base be digitalized in order to offer additional contact and service options, so that customers may choose their preferred service channel. Such action is also important to foster growth in sales and cross-selling, as it increases the contact potential.

•	Segments or products

The Bank will work on four pillars in order to lead the development of the value proposition to customers:

Business loans and mortgages: two of the products with most promissory growth in the market over the next year. The Bank will develop an online engine for mortgages while, for businesses, it will develop an engine that facilitates the expansion of customer acquisition networks in a competitive fashion.

Referrals, Payroll and Retailers: customers as business partners.

Businesses: the Bank is developing new products tailored to the customers’ needs.

Loans: a competitive offering to grow the customer base.

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2016	12-31-2015	12-31-2014	12-31-2013	12-31-2012

Total Assets	151,752,711	110,736,198	74,288,906	58,523,624	44,784,579

Total Liabilities	134,672,535	96,681,699	63,680,972	51,195,049	39,534,662

Minority Interest in subsidiaries	620,141	338,136	276,058	172,395	117,981

Stockholders´Equity	16,460,035	13,716,363	10,331,876	7,156,180	5,131,936

Total Liabilities + Minority Interest in subsidiaries + Stockholders´Equity	151,752,711	110,736,198	74,288,906	58,523,624	44,784,579

CONSOLIDATED STATEMENT OF INCOME STRUCTURE COMPARED TO PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2016	12-31-2015	12-31-2014	12-31-2013	12-31-2012

Net financial income	12,424,096	9,443,778	7,616,880	4,989,599	3,657,050

Allowances for loan losses	(1,054,828)	(637,017)	(574,663)	(453,264)	(256,259)

Net income from services	4,322,799	3,675,056	3,349,448	2,498,521	1,846,467

Administrative expenses	(9,557,633)	(6,595,146)	(5,607,097)	(3,900,469)	(3,061,708)

Net gain from financial transactions	6,134,434	5,886,671	4,784,568	3,134,387	2,185,550

Miscellaneous income and expenses – net	65,328	84,357	194,315	65,731	(21,000)

Results of minority interest in subsidiaries	(106,220)	(136,071)	(103,663)	(54,414)	(36,195)

Income tax	(2,449,870)	(2,050,470)	(1,670,724)	(1,121,460)	(864,676)

Net income for the fiscal year	3,643,672	3,784,487	3,204,496	2,024,244	1,263,679

CONSOLIDATED CASH FLOWS STRUCTURE COMPARED TO THE PRIOR FISCAL YEARS

(Stated in thousands of pesos)

	12-31-2016	12-31-2015	12-31-2014	12-31-2013	12-31-2012

Net cash flow provided by operating activities	26,125,478	18,499,162	1,484,429	6,262,691	3,703,734

Net cash flow used in investment activities	(2,472,496)	(1,946,853)	(1,442,772)	(1,162,439)	(691,973)

Net cash flow used in financing activities	(3,159,161)	(1,140,987)	(693,313)	(545,136)	(581,581)

Financial results and results from holdings of cash and cash equivalents (including interest)	—,—	—,—	—,—	54	—,—

Total cash provided / (used) during the fiscal year	20,492,821	15,411,322	(651,656)	4,555,170	2,430,180

STATISTICAL RATIOS COMPARED TO PRIOR FISCAL YEARS

(year-over-year variations in balances)

	12-31-2016/15	12-31-2015/14	12-31-2014/13	12-31-2013/12	12-31-2012/11

Total Loans	39.60%	36.07%	13.96%	28.17%	24.43%

Total Deposits	49.12%	49.42%	17.56%	28.08%	17.14%

Net Income	-3.72%	18.10%	58.31%	60.19%	25.67%

Stockholders’ Equity	20.00%	32.76%	44.38%	39.44%	32.67%

RATIOS COMPARED TO PRIOR FISCAL YEARS

	12-31-2016	12-31-2015	12-31-2014	12-31-2013	12-31-2012

Solvency (1)	12.17%	14.14%	16.15%	13.93%	12.94%

Liquidity (2)	53.19%	55.15%	47.03%	37.34%	37.22%

Tied-up capital (3)	2.92%	2.62%	3.05%	2.54%	1.72%

Indebtedness (4)	8.22	7.07	6.19	7.18	7.73

Profitability (5)	24.15%	31.47%	36.65%	32.95%	28.08%

(1)	Total Shareholders’ equity/Liabilities (including minority interests in subsidiaries)
(2)	Sum of Cash and due from Banks and Government and Private securities/Deposits
(3)	Sum of Premises and equipment, other assets and Intangible assets/Assets
(4)	Total Liabilities (including minority interests in subsidiaries)/Shareholders’ equity
(5)	Net result on Average Total Equity

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS (1)	12,129,150

To the Legal reserve (20% over 3,643,672)	(728,734)

SUBTOTAL 1	11,400,416

Adjustments (section 2 as per the “Earnings distribution” provisions’ unified text)	(17,562)

SUBTOTAL 2	11,382,854

BALANCE AVAILABLE FOR DISTRIBUTION (2) (3)	2,902,144

To cash dividends	—,—

To undistributed earnings	2,914,938

(1)	It includes the Voluntary reserve for future distributions of income for 8,485,478.
(2)	In compliance with Section 3 – Liquidity and Solvency Check and Section 4 – Additional Capital Margins of Earnings Distribution, text as revised.
(3)	The Board of Directors has decided to postpone the proposal of the destination of the profits of the fiscal year 2016 until the meeting in which the Ordinary and Extraordinary General Assembly will be convened. Dividend distribution is subject to approval by the Bank’s Ordinary and Extraordinary Shareholders’ Meeting. Prior to that, the Argentine Central Bank has to hand down its approval first (Note 14 to the stand-alone financial statements). This proposed distribution of earnings may undergo changes as a result of these authorizations

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INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

Report on the financial statements

1.	Identification of the financial statements subject to audit

We have audited:

a)	the accompanying stand-alone financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of December 31, 2016 and the related statement of income, statement of changes in stockholders´ equity and cash and cash equivalents flow for the fiscal year then ended, with a summary of significant accounting policies and other relevant information included in notes 1 to 23, and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the accompanying consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2016 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with other relevant information included in notes 1 to 7 and the supplemental Exhibit 1.

The figures and other information for the year ended December 31, 2015 are an integral part of these financial statements and are intended to be read only in relation to those financial statements.

2.	Bank’s responsibility for the Financial Statements

The Bank is responsible for the preparation and fair presentation of such accompanying financial statements in conformity with accounting standards established by the Argentine Central Bank (BCRA) applicable to financial institutions, as well as responsible of internal control considered necessary to enable the presentation of financial statements free from material misstatement.

3.	Auditors’ Responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We conducted our audit in accordance with auditing standards established in the Technical Pronouncement N° 37 of the Argentine Federation of Professional Councils in Economic Sciences and the “Minimum Standards applicable for External Audits” for financial institutions established by BCRA. Those standards require that we comply with ethical requirements, as well as we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the figures and disclosures in the financial statements. The procedures selected and the assessment of the risks of material misstatement of the financial statements, depend on the auditor´s judgment. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Bank, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	Opinion

In our opinion, the stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report present fairly, in all material respects, the financial position of BBVA Banco Francés S.A. as of December 31, 2016, and the results of its operations, changes in its stockholders’ equity and its cash and cash equivalents flow for the fiscal year then ended, in accordance with accounting standards established by BCRA.

5.	Emphasis on certain matters disclosed in the financial statements

We draw attention to note 3 to the stand-alone financial statements and note 2 to the consolidated financial statements, which describe that the financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with accounting standards established by the BCRA, which differ from the Argentine professional accounting standards. Our opinion is not qualified in respect of this matter.

6.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 23 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of BCRA and except for the matters described in caption 5, with the Argentine professional accounting standards. The effects of the differences between the accounting standards of BCRA and the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 9, 2017.

MARCELO BASTANTE

Partner

Deloitte & Co. S.A. Registro de Soc. Com. CPCECABA T°1 Folio 3

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte Touche Tomatsu Limited is a private Company limited by guarantee incorporated in England & Wales under Company number 07271800, and its registered office is Hill House, 1 Little new Street, London, EC4a, 3TR, United Kindom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: March 2, 2017	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer